Exhibit 99.1

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2020

March 31, 2021

TITAN MEDICAL INC. ANNUAL INFORMATION FORM

TABLE OF CONTENTS

i

CORPORATE STRUCTURE

Name, Address, and Incorporation

Titan Medical Inc. (“Titan” or the “Company” or “we”) is the successor corporation formed by amalgamation under the Business Corporations Act (Ontario) on July 28, 2008. The head office and registered office of Titan is located at 155 University Avenue, Suite 750, Toronto, Ontario M5H 3B7. Titan’s main telephone number is (416) 548‑7522 and its website address is www.titanmedicalinc.com.

Intercorporate Relationships

On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company. Titan USA’s principal activity consists of research and development from its premises located in Chapel Hill, North Carolina, United States.

Currency

All currency amounts in this annual information form are in U.S. dollars unless otherwise indicated.

CAUTION REGARDING FORWARD‑LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contain “forward‑looking information” and “forward‑looking statements”, within the meaning of applicable Canadian and United States securities laws (collectively herein referred to as “forward‑looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward‑looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward‑looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward‑looking statements or statements of “belief”, including the statements made under “Risk Factors”, represent the Company’s estimates only as of the date of this short form prospectus and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. These forward‑looking statements may concern anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future, and include, without limitation, statements regarding:

•	the Company’s technology and research and development objectives, including development milestones, estimated costs, schedules for completion and probability of success;
•	the Company’s intention with respect to updating any forward‑looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events;
•	the Company’s business plan consists of the development of robotic-assisted surgical technologies for application in minimally invasive surgery (“MIS”) comprising its Enos system;
•	the Enos system under development includes a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures;
•	the Enos system under development includes a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the MIS procedures;
•	the Company’s intent to initially pursue gynecologic surgical indications for use of its Enos system;
•	the Company’s plan to continue development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams;
•
the training curriculum, which is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety;

•	post-training assessment, which will include validation of the effectiveness of those assessment tools;
•	the Company will likely proceed with a De Novo classification submission for the Enos system, while continuing to evaluate its options for use of the 510(k) submission pathway;
•	the Company’s intention to continue with the De Novo classification process if the 510(k) submission pathway is not available to the Company or would otherwise present other difficulties;
•
the outcome of any review by the Food and Drug Administration of the United States Department of Health and Human Services (the “FDA”) and the time required to complete activities necessary for regulatory approval or clearance;

•
the Company’s plans on further communications with the FDA and to file additional Pre-Submissions to clarify the requirements for the IDE clinical study protocol and understand any special controls which the FDA may apply;

•	the performance of human surgeries with the Enos system will require an Investigational Device Exemption (“IDE”) from the FDA, which must be submitted and approved in advance;
•
the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies;

•	an application to the IRB of each hospital will be made once the FDA has approved the Company’s IDE application;
•	the Company’s intention to submit to the FDA an application for marketing authorization upon successful completion of the IDE clinical study;
•	the Company’s ability to secure required capital to fund development and operating costs in a timely manner;
•	actual costs and development times, which will exceed those previously set forth by the Company in years prior to 2020;
•	the fact that the Company cannot produce an accurate estimate of the future costs of the development milestones and regulatory phases for the Enos system beyond the year 2022;
•
the Company’s technology and research and development objectives and milestones, including any estimated costs, schedules for completion and probability of success and including without limitation the table set forth herein under the heading, “Development Plan” and the footnotes thereunder;

•	the indication of additional specific milestones as the development of the Enos system progresses;
•
the Company’s plan to further expand its patent portfolio by filing additional patent applications as it progresses in the development of robotic-assisted surgical technologies and, potentially, by licensing suitable technologies;

•	the Company’s intention to secure additional financing to continue the Company’s research and development program through to completion and take advantage of future opportunities;
•	the Company’s expectation that it will be able to finance its continuing operations by accessing public markets for its securities;
•	the Company’s intention with respect to not paying any cash dividends on the Company’s common shares (the “Common Shares”) in the foreseeable future; and
•	the Company’s intention to retain future earnings, if any, to finance expansion and growth.

Forward‑looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward‑looking statements due to a variety of risks, uncertainties and other factors, including those referred to in this Annual Information Form, including but not limited to those described in the section titled, “Risk Factors”, in this Annual Information Form, in any document incorporated by reference herein. These risks include, but are not limited to:

•	the Company will require additional financing which may not be available to us on acceptable terms, or at all;
•	the Company has a history of losses and there is no guarantee that the Company will be able to achieve profitability;
•	the Company relies on contractual arrangements and there can be no assurance that these arrangements will achieve their goals;
•	the Company depends on key personnel and the loss of the service of such personnel could have a negative impact on the Company’s business;

•
the Company expects to increase the size of the Company’s management team in the future and the Company’s failure to attract and retain new members of the Company’s management team could adversely affect the Company’s business;

•	the Company’s trade secrets or other confidential information may be compromised;
•	the Company relies on third parties for a number of important aspects of the Company’s business and there are a range of issues that are outside of the Company’s direct control;
•	the Company’s industry is highly competitive, and a number of the Company’s competitors have significantly greater financial and human resources than the Company;
•	the Company’s commercial success depends significantly on the Company’s ability to operate without infringing the patents and other proprietary rights of third parties;
•	should the Company be unable to obtain and enforce its patent rights, the Company’s business could be materially harmed;
•	the Company may be unable to obtain or maintain the Company’s trademarks and may incur substantial costs attempting to defend and enforce the Company’s rights in this regard;
•	certain of the Company’s directors and officers also serve as directors and/or officers of other companies, creating the possibility that a conflict of interest could arise;
•	the Company’s financial results and results of operations have fluctuated in the past and may continue to be volatile going forward;
•
the Company is targeting a rapidly evolving robotic assisted surgical device market, and it is not clear that surgeons or hospitals will choose the Enos system over those offered by the Company’s competitors;

•	the introduction of more technologically advanced products and/or new entrants to the market could impact the Company’s operating and financial results;
•	the Company may become subject to potential product liability claims, and the Company may be required to pay damages that exceed the Company’s insurance coverage;
•	the Company’s technology may depend on third party licenses for certain functions or procedures and there can be no guarantee that the Company will be able to secure and maintain those licenses;
•
government and agency regulation controls all aspects of the Company’s product and business, and changes in policies and additional regulations may be enacted that could prevent or delay regulatory clearance or approval of the Company’s products;

•
should the Company be granted FDA marketing authorization, the Company may subsequently decide to make certain modifications to the Company’s products for a number of reasons including those based on customer feedback and/or in view of competitive offerings;

•
a recall of the Company’s products, either voluntarily or at the direction of the FDA or another governmental authority or regulatory body, or the discovery of serious safety issues with the Company’s products, could have a significant adverse impact on the Company;

•	compliance with accounting regulations and tax rules across multiple jurisdictions is resource intensive and expensive and could expose the Company to penalties and fines;
•	contingent liabilities could have a negative impact on the Company’s financial position;
•
there can be no certainty that the Company will meet the Company’s established product development and commercialization milestones, and failure to do so may affect the Company’s operational and financial results;

•	Commercial manufacturing of the Enos system is expected to be an extremely detailed and complex process with the potential for delays, interruptions, or cost overruns;
•	the Company’s reliance on suppliers and development firms for execution of the Company’s development programs means that the Company do not control all aspects of the development;
•	a product malfunction, including in any clinical studies, could result in delays, liability and negative perceptions of the Enos system and the Company;
•	certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization;
•	as the Company is a Canadian company, it may be difficult for U.S. shareholders to effect service on the Company or to realize on judgments obtained in the U.S.;
•	the Company is subject to risks related to additional regulatory burden and controls over financial reporting;
•	fluctuations in foreign currency exchange rates may adversely affect the Company’s financial results;
•	the Company may not be able to maintain the Company’s status as a “Foreign Private Issuer”;

•	the Company is an “emerging growth company” and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make it less attractive to investors;
•	the Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors;
•	the Company may face or otherwise be exposed to cyber-security risks and threats;
•	the Company’s financial condition and results of operations for fiscal 2021 may be adversely affected by the global COVID-19 pandemic;
•
the global COVID-19 pandemic creates substantial uncertainty as to the willingness and ability of hospitals, health maintenance organizations (HMOs), ambulatory care facilities and other prospective customers to purchase and implement robotic surgical systems; and

•	material weaknesses in the Company’s internal controls over financial reporting.

Forward‑looking statements are based on a number of assumptions, which may prove to be incorrect, including but not limited to assumptions about:

•	general business and current global economic conditions;
•	future success of current research and development activities;
•	achieving development milestones;
•	ability to achieve product cost targets;
•	competition;
•	no significant changes to regulatory clearance or approval processes in the United States and Europe;
•	stable tax rates and benefits;
•	the availability of financing on a timely basis;
•	the Company’s and competitors’ costs of production and operations;
•	the Company’s ability to attract and retain skilled employees;
•	the Company’s ongoing relations with its third-party service providers;
•	the design of the Enos system and related platforms and equipment;
•	the progress and timing of the development of the Enos system;
•	costs related to the development of the Enos system;
•	receipt of all applicable regulatory approvals or clearances;
•	estimates and projections regarding the robotic-assisted surgery equipment industry;
•	protection of the Company’s intellectual property rights;
•	market acceptance of the Company’s systems under development;
•	the Company’s ability to meet the continued listing standards of Nasdaq and the TSX; and
•	the type of specialized skill and knowledge required to develop the Enos system and the Company’s access to such specialized skill and knowledge.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward‑looking statements, there can be no assurance that forward‑looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward‑looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward‑looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward‑looking statements.

DEVELOPMENT OF THE BUSINESS

Three Year History

The Company’s activities over the last three years have been primarily focused on product development, pre-clinical evaluation of its technology, securing intellectual property protection, and raising equity capital.

2020

Medtronic

On June 3, 2020, the Company entered into a development and license agreement (the “Development Agreement”) with Covidien LP, a wholly owned subsidiary of Medtronic plc (“Medtronic”) in connection with the development of robotic assisted surgical technologies and a separate license agreement (the “License Agreement”) with Medtronic in respect of certain of the Company’s already developed technologies.

The Development Agreement provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses through the granting of certain licenses to the intellectual property developed thereunder. In addition to retaining certain rights to commercialize the developed technologies, the Company has received a US $10 million payment for the completion of Medtronic Milestone 1 and is eligible to receive additional payments totaling up to US $21 million upon the successful completion of Medtronic Milestone 3 and Medtronic Milestone 4. The payments are to be provided as technology milestones are completed and verified and are further identified in the table below. The Development Start Date was June 12, 2020.

Medtronic Milestone(1)	Deadline(2)	Payment (US$)(3)
Medtronic Milestone 1	Four (4) months from Development Start Date(4) (5)	$10,000,000
Medtronic Milestone 2(6)	Four (4) months from Development Start Date	-
Medtronic Milestone 3	Six (6) months from the later of (a) receipt by us of Payment for Medtronic Milestone 1, (b) receipt by us from Medtronic of Medtronic deliverables required for Medtronic Milestone 3, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 1	$10,000,000
Medtronic Milestone 4
Four (4) months from the later of (a) receipt by us of Payment for Medtronic Milestone 3, (b) receipt by us of Medtronic deliverables for Medtronic Milestone 4, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 3
		$11,000,000 (7) (8)

Notes:

(1)
Medtronic Milestone 1, Medtronic Milestone 3 and Medtronic Milestone 4 are each defined in the Development Agreement and consist of the completion of the development of certain robotic assisted surgical technologies as described in the Development Agreement.

(2)	All as further described and qualified in the Development Agreement.
(3)	Each payment is conditional upon the corresponding milestone being completed on a timely basis.
(4)	“Development Start Date” has the meaning ascribed to it in the Development Agreement and as set out above.
(5)	As of the date of hereof, Medtronic Milestone 1 has been achieved on schedule and payment was received.
(6)
Medtronic Milestone 2 is a non-technology milestone defined as Titan raising at least US $18,000,000 of capital between the effective date of the Development Agreement and the date that is four months from the Development Start Date.  Medtronic Milestone 2 was achieved ahead of the deadline in June 2020.

(7)
The amount of the payment will be the sum of US $10,000,000 and the amount of certain legal, transaction and intellectual property related expenses to be paid to the Company up to a maximum of US $1,000,000 pursuant to the Development Agreement and License Agreement.

(8)	The balance outstanding under the Medtronic Loan (described below) will be offset against the payment for Medtronic Milestone

The Development Agreement provides for a steering committee comprising an equal number of representatives from Titan and Medtronic be established to provide oversight regarding the work toward achievement of the milestones. Either party may terminate the agreement if the other party materially breaches the agreement and (if the breach is curable) fails to cure the breach within forty (40) business days after receipt of written notice.

Under the terms of the License Agreement, Titan granted Medtronic an exclusive license with regard to certain robotic assisted surgical technologies, including patents and know-how, for a one-time upfront royalty payment of US $10 million with no further royalty payments due thereunder. Titan has retained certain rights to the licensed technologies to continue to develop and commercialize those technologies for the Company’s own business in single access robotic assisted surgery, including the Enos™ robotic single access surgical system (the “Enos system”).

On April 28, 2020, Titan received gross proceeds of US $1.5 million from a senior secured loan (the “Medtronic Loan”) provided by an affiliate of Medtronic (“Medtronic Lender”). The Medtronic Loan is evidenced by an amended and restated senior secured promissory note (“Note”) dated June 3, 2020, in the principal amount of US $1.5 million plus an amount equal to certain legal, transaction and intellectual property related expenses incurred by Medtronic and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 4, 2023, (ii) the completion of the last milestone under the Development Agreement, or (iii) a Change of Control (as defined in the Note), subject to an accelerated due date under certain adverse conditions. Until repayment of the loan, Medtronic may have one non-voting observer attend meetings of Titan’s Board of Directors.

Medtronic Senior Security

In conjunction with the Medtronic Loan, Titan entered into a security agreement dated April 28, 2020 in favor of Medtronic Lender (the “Security Agreement”) pursuant to which Titan has granted to Medtronic Lender a security interest in all of the Company’s present and future property including all personal property, inventory, equipment and intellectual property. In addition, Medtronic Lender’s rights and powers under the Security Agreement include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if Medtronic Lender were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of the Company’s property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or nonexclusive basis, of any of the Company’s intellectual property for such term and on such conditions and in such manner as Medtronic Lender in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such intellectual property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.

Regulatory

The Company has not completed any regulatory submissions for marketing authorization, including a 510(k) submission or a De Novo classification submission with the FDA. Only after receiving IDE approval and upon the successful completion of IDE clinical studies, will the Company be in a position to submit to the FDA an application for marketing authorization. Further, it is not possible to predict with certainty the outcome of any regulatory agency review upon submission and the effect of that outcome on the time required to complete activities required for regulatory approval or clearance. The Company has received written communication from the FDA that indicates the FDA believes, based on information provided to it, the Enos system is appropriate for classification through the De Novo submission pathway. The Company plans on further communications and submissions with the FDA to clarify the requirements for planned IDE clinical studies, and any additional special controls which the FDA may apply, including those that may be deemed applicable to robotically assisted surgical devices in general. In view of the FDA’s recent written communication with the Company and other information available to the Company, it does not appear that the FDA will continue to allow the use of the 510(k) submission pathway for any new robotically assisted surgical devices, where device manufacturers can demonstrate that the new device is substantially equivalent to a legally marketed predicate device. Accordingly, the Company will likely proceed with a De Novo classification request, while continuing to evaluate its options for use of the 510(k) submission pathway (see “Regulatory Overview”).

In the event the Company does proceed with a De Novo classification submission, additional resources, costs and time may be required for the Company to seek regulatory approval or clearance. Until the Company further communicates with the FDA through one or more submissions and receives feedback from the FDA, the Company cannot provide additional guidance on the regulatory process and the additional costs and time that may be involved, including whether it will ultimately proceed with a De Novo classification submission.

Offerings

Share issuance to Contract Development Firm

On January 3, 2020, a development firm engaged by the Company purchased from the Company 501,148 Common Shares at a price of $0.50 per share, and the purchase price was satisfied by way of the development firm setting off $250,574 owed by the Company to the development firm for services it had previously rendered.

March 2020 Financing

On March 25, 2020, the Company entered into definitive agreements with investors that provided for the purchase and sale of 7,000,000 Common Shares at a purchase price of $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “March 2020 Warrant”), resulting in total gross proceeds of approximately $1.2 million. Each March 2020 Warrant is exercisable to purchase one Common Share at an exercise price of $0.19 per Common Share for a period of five years following the date of closing of the offering, which occurred on March 27, 2020. Pursuant to the placement agency agreement entered into in respect of the offering, in addition to the cash commission of $83,300, broker warrants were issued to the placement agent which entitle the holder to purchase 490,000 Common Shares at a price of $0.2125 per share prior to expiry on March 27, 2025.

May 2020 Financing

On May 6, 2020, the Company completed a registered direct offering of 5,514,504 Common Shares at an offering price of $0.36268 per Common Share and 2,757,252 unregistered Common Shares purchase warrants (each, a “May 2020 Warrant”), resulting in gross proceeds of approximately $2,000,000. Each May 2020 Warrant is exercisable to purchase one Common Share at an exercise price of $0.3002 per Common Shares for a period of five and one-half years following the date of closing of the offering. Pursuant to the placement agency agreement entered into in respect of the offering, in addition to the cash commission of $140,000, broker warrants were issued to the placement agent which entitle the holder to purchase 386,015 Common Shares at a price of $0.45335 per share prior to expiry on November 6, 2025.
June 2020 Financing

On June 10, 2020, the Company completed a registered offering of 6,500,000 Common Shares, 11,500,000 common share equivalents (each, a “June 2020 Common Share Equivalent”) and 9,000,000 Common Share purchase warrants (each a “June 2020 Common Warrant”) for total gross proceeds of approximately $18,000,000. The Common Shares, June 2020 Common Share Equivalents and June 2020 Common Warrants were sold in fixed combinations at an offering price of $1.00, consisting of one Common Share and one-half June 2020 Common Warrant or one June 2020 Common Share Equivalent and one-half June 2020 Common Warrant. Each June 2020 Common Warrant is exercisable to purchase one Common Share at an exercise price of $1.00 per Common Share prior to expiry on June 10, 2024. Each June 2020 Common Share Equivalent is convertible to one Common Share at a conversion price of $0.0001 and will expire when exercised in full. Pursuant to the placement agent agreement entered into in respect of the offering, in addition to the cash commission of $1,260,000, broker warrants were issued to the placement agent which entitle the holder to purchase 1,260,000 Common Shares at an exercise price of $1.25 per share prior to expiry on June 10, 2024.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management has designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered, recorded, processed, summarized and reported to the Chair / Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company so that appropriate decisions can be made within the time periods specified in securities legislation regarding public disclosure by the Company in its annual filings, interim filings or other documents or reports required to be filed or submitted by it under securities legislation.

Management has also designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Because of its inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements.  Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The CEO and CFO evaluated the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2020, and identified the material weaknesses outlined below. The Company plans to address these weaknesses in 2021.

Identified Material Weaknesses

According to the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5, a material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of its financial statements for the year ended December 31, 2020, management became aware of certain errors in the calculation of asset and liability balances and the appropriate IFRS application and disclosure required for an amendment to a contract with an external development firm.  The errors were corrected in the Company’s financial results for the year ended December 31, 2020.

The material weaknesses identified were:

a)
the Company did not have sufficient accounting resources with relevant technical accounting skills to address issues relating to the assessment of IFRS treatment for complex accounting issues, specifically relating to a material amendment to a contract with an external development firm;

b)	the Company did not have sufficient accounting resources with relevant technical accounting skills to address and review issues relating to the valuation of warrant liabilities; and
c)
the Company did not sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s cut-off procedures as they relate to accounts payable and valuation of supplier liabilities.

The errors identified in the calculation of asset and liability balances were all non-cash items and were corrected in the financial statements for the year ended December 31, 2020, prior to their approval by the Company’s audit committee and their filing or other disclosure to the public.

Remediation Plan for the Material Weaknesses

The Company has been actively engaged in developing remediation plans to address the identified material weaknesses. The remediation efforts in process or expected to be implemented include the following:

a)	engagement of one or more qualified and independent consulting firms with subject matter experts to assist with the Company’s internal accounting and reporting over complex accounting issues;
b)	institution of business systems to support the work associated with the valuation and reporting of the warrant liabilities and other equity-based securities; and
c)	engagement of an external consulting firm to assist with increasing the Company’s in-house resources to increase the number of qualified personnel involved in financial accounting and reporting.

Despite the material weaknesses, after adjusting the financial statements of the Company as at and for the year ended December 31, 2020 prior to their approval by the Company’s audit committee, and their filing in compliance with securities regulations or other public disclosure, the Company has concluded that the audited consolidated financial statements as at and for the year ended December 31, 2020, will present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

As the Company continues to evaluate and work to improve its internal controls over financial reporting, the Company may determine to take additional measures to address the material weaknesses or determine to supplement or modify certain of the remediation measures described above.

Relationship with Product Development Supplier

On April 30, 2020, the Company reached an agreement with one of the product development firms (the “Supplier”) engaged by the Company for the payment of outstanding payables to be settled in full by the end of 2020. On October 13, 2020, the Company entered into a second agreement with the Supplier, pursuant to which the Supplier extended the time for payment of the outstanding amounts owed by the Company to the end of the first quarter of 2021. Pursuant to the second agreement, the Company paid a monthly amount of $250,000 from October through December 2020, a lump sum payment of $2,299,682 in December 2020, and monthly amounts of $750,000 in each of January, February and March 2021 to the full satisfaction of the outstanding amounts owed.

Nasdaq

On June 18, 2020, the Company received notification from Nasdaq that the Company had cured the bid price deficiency and compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35 million requirement as indicated in a notice received from Nasdaq on November 27, 2019 and had regained full compliance with all applicable criteria for continued listing and trading on Nasdaq. On August 5, 2020, the Company received notification from Nasdaq that, based on the closing bid price of its Common Shares for the last 30 consecutive business days, it was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share. On December 24, 2020, the Company received notification from Nasdaq that the Company had cured the bid price deficiency and had regained full compliance with all applicable criteria for continued listing and trading on Nasdaq.

Naglreiter Settlement Agreement

On June 8, 2020, the Company entered into a settlement agreement with Naglreiter Consulting, LLC (“Naglreiter”) to settle claims in a lawsuit pending in the United States District Court for the Southern District of Florida. Under the terms of the settlement agreement, the Company paid Naglreiter the sum of $1,050,000 and Naglreiter returned to the Company certain personal property and related electronic data in its possession, and the pending litigation was dismissed. The Company recognized a gain on settlement of $1,839,626 in the year.

Branding Initiative

On September 21, 2020, the Company announced the launch of a new name and brand identity for its robotic surgical system under development, the Enos robotic single access surgical system, gradually transitioning to the new brand identity, including on its website and in presentations and other corporate material. Along with the change to the identity of its surgical system, the Company transitioned to an updated corporate brand identity that, while retaining the Titan Medical name, complements the Enos system.

Office Lease

On October 16, 2020, Titan USA entered into a lease amending agreement to lease certain office space in Chapel Hill, North Carolina. The term of the amended lease is 55 months, and the average base monthly rent is $10,628. Upon commencement of the lease on November 1, 2020, the Company recognized a right of use asset and a lease liability as required under IFRS 16.

New Chief Financial Officer

Monique L. Delorme of Toronto, Ontario was appointed Chief Financial Officer of the Company on September 30, 2020. Ms. Delorme previously held the positions of Vice President Finance and Controller with the Company. Prior to her work with Titan, she was the Chief Financial Officer of Northern Sphere Mining Corp. (“Northern Sphere”) and the Chief Financial Officer of Zonetail Inc. Ms. Delorme owns 38,833 Common Shares, representing 0.04% of the Company’s issued and outstanding Common Shares.

On May 6, 2019, while Ms. Delorme served as Chief Financial Officer of Northern Sphere, the company was the subject of a cease trade order in connection with its failure to file annual financial statements and related management discussion and analysis. The order is still in effect.

2019

Relationships with Suppliers

In the later part of 2019, due to insufficient capital, the Company was unable to pay certain required deposits to its Supplier and to pay accounts payable past due on certain larger accounts.

On October 3, 2019, the Company and the Supplier entered into a letter agreement providing that until the Company secured sufficient financing, the requirement that the Company maintain a deposit with the supplier would be temporarily waived. Instead, the Company would pre-pay for any development work in advance of each month during which product development services are to be provided. Consequently, $2.0 million which had been paid to the Supplier and held as a deposit under the original contract was applied toward the Company’s payables for past services rendered by the Supplier.

On October 4, 2019, the Company received a demand letter from Naglreiter, another service provider engaged by the Company, demanding payment for all amounts it believed it was owed by the Company. On October 11, 2019, the Company, issued a response letter declining the terms of the demands set out by Naglreiter and advising Naglreiter that it was in breach of the terms of the parties’ agreements and requesting that Naglreiter cease all work on behalf of the Company.

On October 16, 2019, Naglreiter filed a Complaint against the Company in the U.S. District Court for the Southern District of Florida, alleging that the Company had not paid the amounts owed under several invoices and, further, that the invoices totaled approximately $5.0 million. The Company disputed the allegations set out in the Complaint by thereafter filing an Answer, Affirmative Defenses and Counterclaim denying the allegations, asserting defenses to the Complaint, and asserting counterclaims against Naglreiter. In early 2020, Naglreiter subsequently filed an Amended Complaint against the Company, with the Company thereafter filing an Answer and Affirmative Defenses to the Amended Complaint and an Amended Counterclaim, with the Company and Naglreiter settling the dispute on June 8, 2020 as described above under “Naglreiter Settlement Agreement”.

Withdrawal of Previously Published Milestones

On November 1, 2019, the Company announced that it was withdrawing all forward‑looking statements included in its public disclosure documents with respect to the cost and timing of the development of the Enos system (referred to at the time as the SPORT surgical system) beyond the fourth quarter of 2019.

Evolution of Costs and Timelines

During the third quarter of 2019, the Company continued software development, proceeded with human factor evaluation (“HFE”) studies required for supporting regulatory filings and completed its planned good laboratory (“GLP”) and initial HFE studies. During the remainder of the third and fourth quarters of 2019, the Company compiled the reports associated with GLP and initial HFE studies along with design and software validation documentation. The submittal of the IDE application that had been planned for the third quarter of 2019, was deferred as the Company determined that more time would be required to implement design changes to planned system and sterile instrument interface components, software enhancements and training tools, and thereafter produce more complete design and software validation documentation.

Early Results of First Preclinical Studies

The Company previously selected three Centers of Excellence (strategic facilities) for preclinical studies in the U.S. and Europe:

•	Florida Hospital Nicholson Center in Celebration, Florida;
•	Columbia University Medical Center in New York, New York; and
•	Institut hospitalo-universitaire de Strasbourg (“IHU Strasbourg”) in Strasbourg, France.

On September 25, 2017, the Company announced the completion of its first gynecologic, colorectal, and urologic single port robotic procedures using its advanced prototype robotic surgical system at the Florida Hospital Nicholson Center in Celebration, Florida. Subsequently, the Company announced surgeons having completed critical surgical tasks integral to gynecologic procedures using advanced prototypes of its robotic surgical system at Columbia University Medical Center’s surgical simulation center in New York, New York and at the Institute of Image Guided Surgery at IHU Strasbourg.

On July 18, 2019, the Company announced that it had completed all planned GLP surgical procedures, consisting of simple hysterectomies performed in 10 live animals and 5 human cadavers, that it believed were necessary for its IDE application to the FDA.

Including the 15 performed GLP studies, 12 experienced robotic surgeons from three continents have performed 53 live animal studies and seven human cadaver studies with prototypes of the Enos system. The studies performed included a broad array of procedures commonly performed by gynecologic, urologic, colorectal, bariatric, and general surgeons. The surgeons who performed these studies prepared and submitted related abstracts for peer review and have presented at clinical education meetings.

Stock Options

On February 12, 2019, the Board of Directors passed a resolution to seek approval from shareholders of the Company at the next annual and special meeting of shareholders (the “AGM”) in order to reprice all outstanding stock options granted to current officers and employees of the Company so that the exercise price would become the greater of: (i) the 5‑day volume weighted average price of the Common Shares on the day prior to the date of the AGM and (ii) the Offering Price under the March Offering. On May 29, 2019, the shareholders approved the amendments.

Regulatory

During the third quarter of 2019, the Company’s European Notified Body completed audits of the Company’s quality system procedures and related documentation for ISO 13485 Certification, which was ultimately received in January 2020.  In September 2020, a surveillance audit of the Company’s quality system was successfully completed by the Company’s Notified Body.

Offerings

March Offering

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”) acting as agent. The Company sold 8,455,882 units under the offering at a price of $3.40 per unit for gross proceeds of approximately $28,750,000. Each unit consisted of one Common Share of the Company and one warrant, each warrant entitling the holder thereof to acquire one Common Share at an exercise price of $4.00 and expiring March 21, 2024. Pursuant to the agency agreement entered into in respect of the offering, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of $3.40 per share. These broker warrants expired on March 21, 2021.

First Aspire Agreement

On August 29, 2019, the Company announced that it had entered into a common share purchase agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) under which Aspire Capital committed to purchase up to $35.0 million of Common Shares at the Company’s request from time to time, until February 28, 2022, subject to the terms and conditions of the Aspire Agreement. On commencing the Aspire Agreement, the Company immediately sold to Aspire Capital 1,777,325 Common Shares at a price of $1.6879 per share for gross proceeds of $3.0 million and issued 639,837 Common Shares to Aspire Capital as a commitment fee (the “August Commitment Shares”). Until the Aspire Agreement was terminated on December 23, 2019 (pursuant to and upon entering into the Second Aspire Agreement), the Company raised a further $2,304,531 and issued an additional 5,367,282 Common Shares at an average price of $0.4294 per share.

Titan filed a prospectus supplement to the Company’s Form F-3 shelf registration statement (File No. 333-232898), which was declared effective on August 2, 2019 by the U.S. Securities and Exchange Commission, qualifying the offer and sale of Common Shares to Aspire Capital (including the August Commitment Shares) pursuant to the Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and was paid a cash fee of $160,000.

November 2019 Transaction

On November 1, 2019, the Company announced that it had filed and been receipted for a final short form prospectus filed in Ontario, British Columbia, and Alberta in connection with a public offering of units. On November 7, 2019, the Company announced that it had determined not to proceed with the offering.

Second Aspire Agreement

On December 23, 2019, the Company entered into a common share purchase agreement (the “Second Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35.0 million of Common Shares, to a maximum of 9,729,777 Common Shares, at Titan’s request from time to time, until June 23, 2022. On commencement of the Second Aspire Agreement, Titan issued to Aspire Capital, 973,000 Common Shares as consideration for entering into the Second Aspire Agreement. The value of the Common Shares issued of $423,440 was included in capital and offset by a fee of the same amount plus $35,122 for additional costs incurred.

Between January 3, 2020, and February 13, 2020, the Company raised an additional $2,071,930 and issued 4,408,048 Common Shares pursuant to the Second Aspire Agreement.

Under the Second Aspire Agreement, the balance remaining on Aspire Capital’s commitment is 4,348,729 Common Shares (with maximum value of $32.9 million), at Titan’s option and request from time to time, until June 23, 2022.

Titan filed a prospectus supplement to the Company’s Form F-3 shelf registration statement (File No. 333-232898), which was declared effective on December 23, 2019 by the U.S. Securities and Exchange Commission, qualifying the additional offer and sale of Common Shares to Aspire Capital (including the December Commitment Shares).

2018

The results achieved by surgeons in operating prototypes in animal and cadaver studies during 2017 preliminarily validated the potential for single incision surgeries to be performed with the Enos system. However, the studies also confirmed that improvements to the system would be necessary before proceeding toward regulatory clearance and commercialization. Accordingly, product development was accelerated in 2018 in preparation for commercial manufacturing, including hardware and software development at all levels, involving the workstation, patient cart, cameras and light sources, instruments, and disposable components that facilitate successful surgery. Product improvements were completed and implemented in a capital equipment engineering confidence build of an improved prototype in December 2018.

During 2018, the Company confirmed with the FDA, that confirmatory human data will be required for its planned regulatory submission. The performance of human surgeries with the Enos system will require an Investigational Device Exemption (“IDE”) from the FDA, which must be submitted and approved in advance.

Early Feasibility

The Company has reported that surgeons have performed a wide variety of procedures using the Enos system and confirmed the preliminary feasibility of the system in those procedures. The surgeons performed 45 procedures on live porcine (unless otherwise indicated).

•
Gynecological and gynecological oncology (8 procedures at Columbia University (New York City) (“Columbia University”) and Florida Hospital’s Nicholson Center (Celebration, Florida) (“Florida Hospital”):

•	Radical Hysterectomy with Bilateral Salpingo Oophorectomy and Bilateral Pelvic / Para‑Aortic Node Dissection
•	Simple Hysterectomy with Bilateral Salpingo Oophorectomy and Bilateral Pelvic Node Dissection
•	Simple Hysterectomy with Bilateral Salpingo Oophorectomy

•	Urology (19 procedures at the Institut hospitalo‑universitaire (Strasbourg, France) (“IHU Strasbourg”) and Florida Hospital):

•	Hemi‑Nephrectomy and Partial Nephrectomy
•	Prostatectomy (Human Cadaver)
•	Pyeloplasty
•	Ureteral‑Bladder Anastomosis

•	General Surgery (14 procedures at IHU Strasbourg and Florida Hospital):

•	Cholecystectomy (1 Human Cadaver, 5 Live Porcine)
•	Nissen Fundoplication (1 Human Cadaver, 3 Live Porcine)
•	Esophagectomy (Human Cadaver)
•	Gastrectomy
•	Splenectomy

•	Colorectal (4 procedures at Florida Hospital):

•	Colectomy
•	Low Anterior Resection

Peer‑Reviewed Abstracts

The following peer‑reviewed abstracts have been presented at leading conferences:

1.
Multi‑disciplinary applications of a new robotic platform by Barbara Seeliger, MD and Lee Swanstrom, MD (IHU Strasbourg). Accepted and presented at Society of American Gastrointestinal and Endoscopic Surgeons Meeting, Seattle, WA, April 2018.

2.	Single‑port prostatectomy using SPORT Surgical System by Eric Barret, MD (IMM, France). Accepted and presented at EAU Section of Urology Technology Meeting, Modena, Italy, May 2018.

3.
Multispecialty single port robotic technology applied in the live animal model: proof of concept by Travis Rogers, MD, Eduardo Parra Davila, MD, Vipul Patel, MD (all from Florida Hospital), Ricardo Estape, MD (South Miami GOG) and Armando Melani, MD (IRCAD Brazil). Accepted and presented as a poster at Society of Robotic Surgery Meeting, Stockholm, Sweden, June 2018.

4.
Feasibility of single‑port partial nephrectomy using SPORT surgical system by Eric Barret, MD (IMM, France). Accepted and presented as a poster at Society of Robotic Surgery Meeting, Stockholm, Sweden, June 2018.

5.
Single‑port robotic partial and hemi nephrectomy using a novel single port robotic platform by Sebastien Crouzet, MD (University of Lyon, France) and Barbara Seeliger, MD (IHU Strasbourg). Accepted and presented at EAU Robotic Urology Section Meeting, Marseille, France, September 2018.

6.
Reverse Objective Structured Assessment of Technical Skills (Reverse‑OSATS) as a means of measuring the capability of the Titan Medical SPORT Surgical System on core surgical principles by Chetna Arora, MD, Arnold P. Advincula, MD (both from Columbia University Medical Center) and William B. Burke, MD (Stony Brook Cancer Center). Accepted and presented at Society of European Robotic Gynecologic Surgeons Meeting, Milan, Italy, September 2018.

7.
Multispecialty single port robotic technology applied in the live animal model: proof of concept by Travis Rogers, MD, Eduardo Parra Davila, MD, Vipul Patel, MD (all from Florida Hospital), Ricardo Estape, MD (South Miami GOG) and Armando Melani, MD (IRCAD Brazil). Accepted and presented at World Congress of Endourology Meeting, Paris, France, September 2018.

8.
Feasibility of single‑port partial nephrectomy using SPORT surgical system by Eric Barret, MD (IMM, France). Accepted and presented at World Congress of Endourology Meeting, Paris, France, September 2018.

9.
Reverse Objective Structured Assessment of Technical Skills (Reverse‑OSATS) as a means of measuring the capability of the Titan Medical SPORT Surgical System on core surgical principles by Chetna Arora, MD, Arnold P. Advincula, MD (both from Columbia University Medical Center) and William B. Burke, MD (Stony Brook Cancer Center). Accepted and presented at American Association of Gynecologic Laparoscopists Global Congress, Las Vegas, NV, November 2018.

Published Manuscript

In January 2019, the Company reported that a manuscript entitled, “Enabling single‑site laparoscopy: the SPORT platform” and authored by Barbara Seeliger1 Michele Diana1 Jelle P. Ruurda2 Konstantinos M. Konstantinidis3 Jacques Marescaux1 Lee L. Swanström1,4 was published online in Surgical Endoscopy on January 8, 2019.

Methods A total of 12 minimally invasive procedures were performed on six pigs (5 cholecystectomies, 3 Nissen fundoplications, 1 splenectomy and 1 hepatic pedicle dissection) and on one human cadaver (1 cholecystectomy and 1 Nissen fundoplication), by four laparoscopic surgeons. The usability of the device was assessed by means of the modified objective structured assessment of technical skills (OSATS) score that was calculated and analyzed by two independent observers on the recorded videos. Surgeon feedback and recommendations were systematically recorded.

Results All procedures were successfully completed with the Enos system. In general, surgeons reported to appreciate the intuitive interface and controls, the high-resolution 3D imaging, the dexterity of the end effectors, and the ergonomic open control platform. Some features requiring optimization were also identified. The modified OSATS score demonstrated a learning curve effect for all device-related tasks.

Conclusions A variety of abdominal procedures could be safely completed with the then current prototype of the Enos system, in a pre-clinical setting. This preliminary feasibility experience is promising and encourages further development of single-port robotically assisted surgery.

1 IHU‑Strasbourg Institute of Image‑Guided Surgery, 1, place de l’Hôpital, 67091 Strasbourg Cedex, France.
2 Department of Surgical Oncology, University Medical Center, Utrecht, Utrecht, Netherlands.
3 Department of General, Bariatric, Laparoscopic and Robotic Surgery, Athens Medical Center, Athens, Greece.
4 Division of GI/MIS, The Oregon Clinic, Portland, OR, USA.

Share Consolidation

On June 19, 2018 a share consolidation was effected, on the basis of 30 pre-consolidation common shares forming one post-consolidation common share, and the outstanding common shares in the capital of the Corporation were adjusted from 419,888,250 to 13,996,275. All references to Common Shares, warrants, and stock options have been updated to reflect the 1:30 share consolidation.

Offerings

On August 10, 2018, the Company completed an offering of securities whereby it sold 7,679,574 units under the offering at a price of $2.50 per unit for gross proceeds of approximately $19,198,935. Each unit consisted of one Common Share and one Common Share purchase warrant, each warrant entitling the holder to acquire one Common Share at an exercise price of $3.20 and expiring August 10, 2023.

On April 10, 2018, the Company completed an offering of securities whereby it sold 1,126,665 units under the offering at a price of CDN $9.00 per unit for gross proceeds of approximately $8,035,941. Each unit consisted of one common share and one warrant, each warrant entitling the holder thereof to acquire one thirtieth (1/30th) of one Common Share at an exercise price of CDN $0.35 and expiring April 10, 2023. On May 10, 2018, the Company announced the exercise of the over‑allotment option granted to the agent in conjunction with the offering and the Company sold an additional 168,889 units at the offering price for additional gross proceeds of $1,189,856.

DESCRIPTION OF THE BUSINESS

Product Development

The Company’s business consists of the design and development of robotic-assisted surgical technologies for application in MIS and is presently focused on the development of the Enos system. The system under development includes a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the MIS procedure. The Company intends to initially pursue gynecologic surgical indications for use of its Enos system.

Development of the Enos system has proceeded with input from surgeons and operating room staff experienced in MIS, consultation with medical technology development firms and input from the Company’s Surgeon Advisory Board (the “Surgeon Advisory Board”) comprised of surgeons who specialize in MIS. This approach has positioned the Company to design a robotic surgical system intended to include the traditional advantages of robotic-assisted surgery, including 3D stereoscopic imaging and restoration of instinctive control, as well as new and enhanced features, including an advanced surgeon workstation incorporating a 3D high-definition display providing a more ergonomic user interface and a patient cart facilitating the use of instruments with enhanced dexterity.

The Enos system patient cart has been developed with the goal of delivering multi-articulating instruments and a dual-view camera system into a patient’s abdominal body cavity through a single access port. The dual-view camera system consists of a flexible 3D high-definition endoscopic camera along with a light source and an insertion tube with a diameter of approximately 25 millimeters that includes an integrated 2D high-definition camera along with an independent light source that, once inserted, provides visualization of the MIS surgical site for optimal positioning of the insertion tube. Once the insertion tube is positioned in the body, it is docked to a central drive unit of the patient cart and the 3D high-definition endoscopic camera is subsequently deployed in a manner that the endoscopic camera and multi-articulating instruments can be controlled by the surgeon via the workstation. The reusable multi-articulating, “snake-like” instruments are designed to facilitate an assortment of permanent and detachable single patient use end effectors. The use of reusable (for a specific number of uses) robotic instruments that can be cleaned and sterilized between surgeries is intended to minimize the cost per procedure without compromising surgical performance. The design of the patient cart also incorporates multiple mechanical elements including a mast, a boom and wheels, allowing for configurability for a number of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and ambulatory surgical centers, where applicable.

As part of the development of the Enos system, the Company plans on the continued development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams. The training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety. Post-training assessment will include validation of the effectiveness of those assessment tools. A software training system developer has produced an initial set of core surgical skills simulation modules customized for use with the surgeon workstation in the first phase of the comprehensive surgeon training curriculum that the Company plans for its Enos system.

The Company continuously evaluates its technologies under development for intellectual property protection through a combination of trade secrets and patent application filings. The Company has focused on the filing and prosecution of patents that management believes validate the novelty of its unique technology, and in turn, support the value of the entire franchise.

Regulatory

The Company has used a combination of internal and external resources, including specialized product development firms, to execute the research, development and regulatory plans for the Enos system. Development objectives have been established to support a planned regulatory submission to the FDA for marketing authorization in the U.S., and submittal of a Technical File to a European Notified Body to obtain CE marking, which indicates that a product for sale within the European Economic Area has been assessed to conform to health safety and environmental protection requirements.

In the U.S., the regulatory clearance process includes a Q-Submission (Q-Sub) Program that provides companies an opportunity to interact with and obtain feedback from the FDA on specific aspects of the regulatory process, requirements and planned submissions including IDE applications, 510(k) applications and De Novo classification requests. Certain Q-Submissions, termed Pre-Submissions (Pre-Subs), typically include a request for written feedback, and if a company chooses, a meeting in which additional feedback and findings are documented in meeting minutes. The recommendations made by the FDA in response to a Pre-Submission are non-binding on the FDA, and circumstances related to a company’s product or potential risks identified through post-market surveillance of similar products in clinical use may further change the position of the FDA. Furthermore, while the FDA encourages Q-Submissions, there is no assurance that feedback provided from these communications will result in regulatory approval or clearance, nor does it preclude any identified future changes in regulatory pathways.

The Company has established its plans for development and commercialization based on its expectation that the Enos system will be classified as a Class II device and therefore obtain marketing authorization through (i) a premarket notification submitted in accordance with section 510(k) of the U.S. Federal Food, Drug and Cosmetic Act (the “FD&C Act”), commonly known as a 510(k) submission, or (ii) a classification request for novel devices in accordance with section 513(f)(2) of the FD&C Act, commonly known as a De Novo classification submission. While the Company has previously confirmed with the FDA that the Enos system would be suitable for marketing authorization through a 510(k) submission, it recently obtained the Written Response from the FDA to its Request for Information in accordance with section 513(g) of the FD&C Act that indicates the FDA believes, based on information provided to it, that the Enos system is appropriate for classification through the De Novo submission pathway.

Requests for Information made pursuant to Section 513(g) of the FD&C Act require the FDA to provide information about the classification and the regulatory requirements that may be applicable to a particular device. FDA responses to such requests represent the FDA's best judgment about how a device would be regulated, based upon review of information provided by a requester, including the description of the device and its intended use. The FDA’s response to a 513(g) request is not a classification decision for a device and does not constitute FDA clearance or approval for commercial distribution. Classification decisions and clearance or approval for marketing require submissions under different sections of the FD&C Act, such as a classification obtained in response to a 510(k) submission or a De Novo submission.

The Company filed the Request for Information in response to communications the Company had with the FDA in which the FDA raised the question of whether RASD, would generally continue to be eligible for classification as Class II devices and the 510(k) submission pathway, or whether De Novo submissions would be more appropriate for such devices. In view of the FDA’s Written Response and other information currently available to the Company, the Company will likely proceed with a De Novo classification request for the Enos system, while continuing to evaluate its options for use of the 510(k) submission pathway. If the Company ultimately determines that the 510(k) submission pathway is not available to the Company or would otherwise present other difficulties, the Company intends to continue with the De Novo classification process.

The De Novo classification request provides a pathway for the FDA to classify novel medical devices for which general controls, or general and special controls, provide a reasonable assurance of safety and effectiveness, but for which there is no legally marketed predicate device. The De Novo process allows the FDA to review a company’s submission and reasons as to why the device should be a Class II device, including the review of the general and special controls that would provide reasonable assurance of the safety and effectiveness of the device. Included in such a classification request, clinical, non-clinical, test and design data may be provided to support a company’s recommendation for the classification of the device as a Class II device. After the FDA receives and reviews a request, a determination (generally within 150 days) is made to either grant or decline the request. If the request is granted, (i.e. the device is determined to be a Class II device), the device is authorized to be marketed and a new classification regulation will be established, ultimately allowing the novel device to serve as a predicate for 510(k) submissions of future devices of the same type. Should the De Novo classification request be declined, and the device is therefore classified as a Class III device, a premarket approval application under section 515 of the FD&C Act, also known as a PMA, would be required to market the device, involving a more expensive and time-consuming approval process.

Since the Enos system is presently under development and the Company has not submitted any regulatory applications, it is not possible to predict with certainty the outcome of any review by the FDA and the time required to complete activities necessary for regulatory approval or clearance is not quantifiable at this time. Accordingly, the Company plans on further communications and submissions with the FDA to clarify the requirements for the IDE clinical study protocol and to understand any special controls which the FDA may apply. The FDA’s most recent review and response to the Company’s proposed IDE clinical study general design and planning occurred in December 2018. Additional Pre-Submissions would allow the FDA to review the state of the current design of the surgical system, and the inclusion of test data and more detailed proposals for one or more clinical protocols would allow the FDA to provide additional feedback and/or suggest modifications.

The performance of human surgeries as part of the proposed clinical study with the Enos system will require an IDE from the FDA, which must be submitted and approved in advance. Further, the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies. Application to the IRB of each hospital can be made once the FDA has approved the Company’s IDE application. Only upon successful completion of the IDE clinical study will the Company be in a position to submit to the FDA an application for marketing authorization.

Previous results achieved by surgeons in operating prototypes in animal and cadaver studies have preliminarily validated the potential for single incision surgeries to be performed with the Enos system. Insights gained from these preclinical studies have directed the Company to make product improvements. In June 2019, the Company commenced preclinical live animal and cadaver studies according to Good Laboratory Practice (“GLP”) for FDA submittal and subsequently, on July 18, 2019, announced the successful completion of GLP surgical procedures necessary for the planned IDE application to the FDA. Following the completion of the GLP procedures, the Company proceeded to complete HFE studies, which included verification of production system operation with clinical experts under rigorous formal (summative) HFE studies under simulated robotic manipulation exercises.

Development Plan

Notwithstanding the preclinical successes achieved in 2019, during the second half of 2019, the Company experienced a severe cash shortfall and as a result, suspended all development work on the Enos system.  Following a series of successful capital raises in the first half of 2020, the Company resumed product development and moved to enhance its internal development program through Titan USA.

Given the uncertainty of, among other things, the Company’s ability to secure required capital to fund development and operating costs in a timely manner, product development timelines, regulatory processes and requirements, actual costs and development times will exceed those published by the Company in its continuous disclosure documents in years prior to 2020. An estimate of the future costs of the development milestones and regulatory phases for the Enos system beyond the year 2022 is not possible at this time.

The Company’s estimates of the costs and timelines for the development milestones of its Enos system through the fourth quarter of 2022 are as set out in the table below:

Milestone Number	Development Milestones	Estimated Cost (US million $)(1)	Schedule for Milestone Completion	Comments
Milestone 1(4)	Design, prototype and test improvements to instruments, cameras and CDU	3.2	Q4 2020	Completed
Milestone 2(4)	Launch rebranded product line including logos with trademark pending, literature and presentation templates and new website	0.3	Q4 2020	Completed
Milestone 3(4)	Iterate electromechanical design, update sterile adaptors and drape	5.2	Q1 2021	Completed
Milestone 4(4)	Perform additional software development and test system performance	5.4	Q1-Q2 2021	-
Milestone 5(4)	Perform animal lab assessment	0.1	Q2 2021	-
Milestone 6(4)	Perform biocompatibility testing of instruments, camera systems and accessories at independent lab	3.8	Q2 2021	-
Milestone 7(4)	Perform electrical safety testing for surgeon workstations and patient cart, including electromagnetic compatibility (EMC) and electromagnetic interference (EMI) tests at independent lab	2.7	Q3 2021	-
Milestone 8(4)	Perform animal feasibility or GLP study	2.8	Q3 2021	-
Milestone 9(2)	Complete initial build of Enos system IDE units	10.2	Q4 2021	-
Milestone 10(2)(4)	Complete system verification testing	3.3	Q4 2021	-
Milestone 11(2)(4)	Complete HFE summative testing	1.9	Q4 2021	-
Milestone 12	Update application for IDE as additional testing lab data is received and continue preparation for human confirmatory studies	6.0	Q1 2022	-

Milestone Number	Development Milestones	Estimated Cost (US million $)(1)	Schedule for Milestone Completion	Comments
Milestone 13	Submit IDE application to FDA	6.0	Q1 2022	-
Milestone 14	Complete secondary build of Enos system IDE units
Milestone 15	Initiate IDE clinical study	19.0	Q2-Q4 2022	-
Milestone 16	Complete IDE clinical study, data analysis and final report
Milestone 17(3)	Submit application for FDA marketing authorization	TBD	TBD(5)	-
Milestone 18	Tentative FDA marketing authorization letter	TBD	TBD	-

Notes:

(1)	The estimated costs above include an allocation of US $1.8-2.8 million per quarter of general and administrative costs.
(2)
Milestones 9, 10 and 11 are expected to be executed during the fourth quarter of 2021 with their projected completion in December 2021. If the Company achieves Medtronic Milestones 3 and 4, it will be entitled to receive the corresponding payments from Medtronic of US $10 million and US $11 million, respectively, and, in those circumstances the Company estimates that it will have sufficient funds for the execution and completion of Milestones 9, 10 and 11. If the Company does not achieve Medtronic Milestones 3 and 4, the Company will need to raise additional capital to complete Milestones 9, 10 and 11.

(3)
The Company plans to submit its application for FDA marketing authorization at a future date, after successful completion of IDE clinical studies and following further correspondence with the FDA as described in the section titled “Description of the Business – Regulatory”.

(4)
The costs of Milestones 1 through 11 are forecasted to total US $38.9 million, a net increase of US $1.6 million from amounts previously forecasted and published in the Company’s Management Discussion and Analysis dated November 16, 2020. The increase is primarily related to general and administrative costs, enhancing internal R&D capabilities and other general R&D related costs.

Due to the nature of technology research and development, there is no assurance that the milestones set forth in the table above and discussed in this short form prospectus will be achieved, and there can be no assurance with respect to the time or resources that may be required to achieve them. The Company expects that additional specific milestones could be identified in the course of the development of its robotic surgical system, and existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of the Company’s development program, clarification of or changes to regulatory requirements, the availability of financing and the ability of development firms engaged by the Company to complete work assigned to them.

Intellectual Property and Licensing

The Company’s patent portfolio has expanded from 12 issued patents at December 31, 2016 to 68 issued patents and 83 patent applications as of December 31, 2020. The Company anticipates further expanding its patent portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies and, potentially, by licensing suitable technologies.

Pursuant to the License Agreement with Medtronic, the Company has exclusively licensed a portion of its portfolio to Medtronic, while retaining the world-wide rights to commercialize the licensed technologies for the Company’s own business in single access robotic assisted surgery, including the Enos system. Furthermore, pursuant to the Development Agreement with Medtronic, the Company will develop certain robotic assisted surgery technologies, that if successfully completed and verified, will be exclusively licensed by Medtronic for certain license payments. The Company will retain the world-wide rights to commercialize the developed technology in its own business, including for use with the Enos system. See above “Medtronic” under “Development of the Business”.

Operations

The Company maintains its head office at subleased premises in Toronto, Ontario, Canada and Titan USA performs work on both the Enos system and work pursuant to the Medtronic Development Agreement and License Agreement from the Chapel Hill, North Carolina facility. In addition to Titan USA employees, the Company engages subcontractors and consultants to perform design and development, prototyping and manufacturing.

Employees

As of December 31, 2020, the Company had a total of 15 full-time employees, 2 are located in the Toronto office and the other 13 are located in the U.S.

RISK FACTORS

Investing in the Company’s securities involves a high degree of risk. Before making an investment decision with respect to the Company’s securities, potential investors should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as the Company’s historical financial statements and related notes. The risks set out below are not the only risks that the Company faces, however management has identified the risks below as specific risks to the Company. If any of the following risks materialize, the Company’s business, financial condition, prospects, or results of operations will likely suffer. In that case, the trading price of the Company’s Common Shares and warrants could decline, and an investor may lose all or part of the money paid to buy the Company’s securities.

The Company will require additional financing which may not be available to us on acceptable terms, or at all.

The Company will require additional financing in order to continue its research and development program through to completion and take advantage of future opportunities.  Titan’s ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon its business success.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to us.  If additional financing is raised by the issuance of shares or convertible securities from treasury, the Company’s control may change, and shareholders may suffer additional dilution.  If additional funds are raised through strategic partnerships, the Company may be required to relinquish rights to its products, or to grant licenses on terms that are not favorable to us. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures, which may delay or reduce its operations and ability to remain in business and continue as a going concern.

The Company has a history of losses and there is no guarantee that Titan will be able to achieve profitability.

Titan has a history of losses, and there is no assurance that any of its contemplated products will generate sustainable revenues or earnings, be profitable or provide a return on investment in the future. The Company has not paid dividends in the past. The Company’s directors will determine its future dividend policy if Titan generates earnings in the future, based on operational and financial circumstances at that time.

The Company had negative cash flow from operating activities for its fiscal year ended December 31, 2020 and this negative cash flow is expected to continue. The Company will continue to incur research and development and general and administrative expenses related to its operations. The Company expects to incur sales and marketing expenses in anticipation of the commercialization of the single-port robotic surgical system if and when FDA marketing authorization and CE marking provides authorization for commercial activities in the corresponding jurisdictions. If the Enos system fails in development or does not gain regulatory clearance or approval, or if it does not achieve market acceptance, may never generate revenue or free cash flow or become profitable. Even if the Company generates revenue or free cash flow or achieve profitability in the future, Titan may not be able to sustain revenues, free cash flow or profitability in subsequent periods.

The medical device industry requires significant financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue its business development and marketing activities.  If Titan does not have sufficient capital to fund its operations, the Company may be required to reduce its research and development efforts or in the future reduce its marketing efforts or forego certain business opportunities.

The Company relies on contractual arrangements and there can be no assurance that these arrangements will achieve their goals.

The Company relies upon, and expect to rely upon, contractual arrangements with manufacturers (if and when its technology is commercialized) and medical technology development firms for the assistance in product design and development, and manufacturing (including manufacturing for the purposes of IDE clinical studies).  There can be no assurance that the strategic alliances will achieve their goals.

The Company depends on key personnel and the loss of the service of such personnel could have a negative impact on its business.

Titan’s future success and performance depend in part upon the experience of key members of management.  If, for any reason, any one or more of such key personnel do not continue to be active in its management, its operations and business prospects could be adversely affected.  In particular, the losses of the services of any of its senior management or other key employees integral to the development of its technology and the generation of a functional, commercially viable product, or the inability to attract and retain necessary technical personnel in the future, could have a material adverse effect upon its business, financial condition, prospects, operating results and cash flows.  The Company does not currently maintain “key man” insurance for any senior management or other key personnel.

The Company expects to increase the size of its management team in the future and its failure to attract and retain new members of its management team could adversely affect its business.

The Company expects that its potential expansion into areas and activities requiring additional expertise, such as manufacturing, sales, marketing and distribution will place additional requirements on its management, operational and financial resources. The Company expects these demands will require an increase in management and engineering, medical sales, marketing, and technical personnel and the development of additional expertise by existing management personnel. There is currently aggressive competition for employees who have experience in technology engineering, and in particular, surgical robotics. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect its business, financial condition and results of operations.

The Company’s trade secrets or other confidential information may be compromised.

The Company relies on trade secrets and confidential information, which Titan seeks to protect, in part, through confidentiality and non-disclosure agreements with its employees, collaborators, suppliers, and other parties. There can be no assurance that these agreements will not be breached, that Titan would have adequate remedies for any such breach or that its trade secrets and confidential information will not otherwise become known to or independently developed by competitors. The Company might be involved from time to time in litigation to determine the enforceability, scope and validity of its proprietary rights. Any such litigation could result in substantial cost and divert management’s attention from operations.

The Company relies on third parties for a number of important aspects of its business and there are a range of issues that are outside of its direct control.

The Company is and will continue to be dependent on third parties to conduct its preclinical and clinical studies and to provide services for certain important aspects of its business. If these third parties do not perform as contractually required or expected, the Company may not be able to obtain regulatory clearance for its products, or the Company may be delayed in doing so.

The Company relies on third parties, such as technology design and development firms, contract research organizations, medical institutions, academic institutions, independent clinical investigators, and contract laboratories, to conduct technology development, preclinical testing and feasibility studies, and clinical studies, and the Company expects to continue to do so in the future. The Company relies heavily on these parties, but do not control many aspects of their activities. As a result, many important aspects of product development are outside its direct control. If the third parties conducting preclinical or clinical studies do not perform their contractual duties or obligations, do not meet expected patient recruitment or other deadlines, fail to comply with good laboratory practice regulations, do not adhere to protocols or otherwise fail to generate reliable data, development, approval, and commercialization of its products may be extended, delayed or terminated or may need to be repeated, and the Company may not be able to obtain regulatory clearance.

Titan’s industry is highly competitive, and a number of its competitors have significantly greater financial and human resources than Titan does.

The robotic surgical market is highly competitive with respect to, among other factors: pricing, product and service quality, and the time required to introduce new products and services.  The Company’s market is dominated by larger and better capitalized companies with substantially greater resources than the Company has.  New products may be slow to be accepted into the market or may not be accepted at all.  The Company is constantly exposed to the risk that its competitors may implement new technology before Titan does, or may offer lower prices, additional products or services or other incentives that Titan cannot and will not offer.  The Company can give no assurances that the Company will be able to compete successfully against existing or future competitors.  Competition in its target market is intense, and the Company expects competition to increase.  The market for robotic surgery technologies is susceptible to price reductions among competitors seeking relationships with the same hospitals and outpatient surgery centers to which the Company hopes to sell its products.

The Company’s ability to compete successfully depends on a number of factors, including:

•	the successful development of its first-generation product in a form that is competitive in features, performance, and price;
•	the successful identification and development of new products for its core market;
•	its ability to anticipate customer and market requirements and changes in technology and industry standards in a timely manner;
•	its ability to gain access to and use technologies in a cost-effective manner;
•	its ability to introduce cost-effective new products in a timely manner;
•	its ability to differentiate its products from its competitors’ offerings;
•	its ability to gain customer acceptance of its products;
•	the performance of its products relative to its competitors’ products;
•	its ability to market and sell its products through effective sales channels;
•	its ability to establish and maintain effective internal financial and accounting controls and procedures;
•	its ability to obtain required regulatory clearances and approvals in a timely manner;
•	the protection of its intellectual property, including its processes, trade secrets and know-how; and
•	its ability to attract and retain qualified technical, executive and sales personnel.

Titan’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties.

The Company’s commercial success depends, in part, upon not infringing intellectual property rights of others.  A number of medical device and robotic surgery companies and other third parties have been issued patents and other proprietary rights, may have filed applications for patents and other proprietary rights, and may obtain additional patents and other proprietary rights, for technologies similar or identical to those being developed or utilized by us.  Accordingly, there may currently exist third party patents, patent applications or other proprietary rights that may require us to alter its technology or proposed products, obtain licenses, or cease certain activities.  The Company may become subject to claims by third parties that its technology or products infringe the third parties’ intellectual property rights for any reason, including due to the growth of products in target markets, the overlap in functionality of those products and the prevalence of products.  The Company may become subject to these claims either directly by the third parties, or through indemnities against these claims that the Company may provide to end users, manufacturer’s representatives, distributors, value added resellers, system integrators and original equipment manufacturers.

Litigation before the courts of jurisdictions, or proceedings before patent offices, may be necessary to determine the scope, enforceability and validity of third-party proprietary rights and its proprietary rights.  Some of the Company’s competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation and proceedings to a greater degree and for a longer period than us.  Regardless of their merit, any claims relating to intellectual property scope, enforceability, validity, or infringement could be time consuming to evaluate and defend, result in costly litigation, cause product shipment delays or stoppages, divert management’s attention and focus away from the business, subject us to significant liabilities and equitable remedies, including injunctions, require us to enter into costly royalty or licensing agreements and/or require us to modify or stop developing or commercializing certain technologies and products unless the Company obtains licenses from a third parties.  There can be no assurance that the Company would be able to obtain any such licenses on commercially favorable terms or at all.  If the Company does not obtain such licenses, the Company could be required to cease the development and sale of certain of its products.

If the Company is unable to obtain and enforce its patent rights, the Company’s business could be materially harmed.

There is no guarantee that the patent applications owned by us will be granted, or, even if allowed to grant, that the patent applications will be granted in their current form or granted with a scope of protection sufficient to protect its commercially valuable technology.  The scope of protection, if any, that may be afforded by its patent applications is uncertain.  Further, even if patents issue from its pending or future applications, those issued patents and any of its previously assigned patents may be invalid or have a narrower scope of protection and may be subject to invalidation proceedings commenced by third parties.  The validity of an issued patent may be attacked on a number of different grounds, and such invalidation proceedings are inherently unpredictable.  If such an invalidation proceeding commenced by a third party in respect of an issued patent owned by us is successful, the subject patent will be ordered invalid and therefore unenforceable.

The Company’s success will depend, in part, on its ability to obtain and maintain protection over its technology and products and not infringe the proprietary rights of third parties.  Despite precautions, it may be possible for a third party to copy or otherwise obtain and use its technology without authorization.  There can be no assurance that any steps taken by us will prevent misappropriation of its technology.  Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, operating results and/or financial condition.

The Company has licensed a portion of its intellectual property portfolio to Medtronic. In the event the Company wanted to enforce its rights with respect to this intellectual property against a third party, it would need to seek Medtronic’s permission.

Pursuant to the License Agreement, the Company has granted an exclusive license to a portion of its intellectual property to Medtronic while retaining the world-wide rights to commercialize the licensed technologies for the Company’s own business in single access robotic assisted surgery, including the Enos system. If a third party infringed on any of the intellectual property covered by the License Agreement and subject to Medtronic’s exclusive license, the Company would need to obtain Medtronic’s permission before enforcing Titan’s rights against this third party. There can be no guarantee that Medtronic would give permission for such enforcement on a timely basis or at all.

The Company may be unable to obtain or maintain its trademarks and may incur substantial costs attempting to defend and enforce its rights in this regard.

Although the Company has registrations and pending applications for certain trademarks, the Company may not own or license trademark registrations for the marks and names that the Company is currently using in connection with products under development, or for its name, in any jurisdiction including the proposed principal markets where the Company plans to market and sell the single-port robotic surgical system following regulatory clearance and commercialization of its surgical system. The Company may be unable to obtain or maintain trademark registrations for the marks and names the Company use in one or more countries. It is possible that the use of “Enos”, “Enos system”, “Titan”, “Titan Medical” or variations thereof, as well as other trademarks and variations thereof for which registration is pending, may infringe or contravene the rights, including trademark rights, of other parties in one or more countries. In the event of actual or alleged infringement or contravention of rights, the Company may be forced to cease using these marks and names. There may be a substantial risk of litigation or other legal proceedings in one or more countries relating to the alleged infringement or contravention of another party’s trademark rights. These proceedings may occur even if the Company ceases using these marks and names. The Company may incur substantial costs to defend and/or enforce its rights, if any, in these marks and names in such legal proceedings. The Company may not be successful in such legal proceedings and may be required or agree to cease using these marks and names and pay other parties significant amounts of money. The Company may incur substantial costs to change the names and marks used by us, including the names and marks used in association with its products. In any such events, Titan’s business and operations could be materially adversely affected.

Certain of the Company’s directors and officers also serve as directors and officers of other companies, creating the possibility that a conflict of interest could arise.

Certain of Titan’s directors, officers and advisors are also directors, officers, advisors, or shareholders of other companies.  Such associations may give rise to conflicts of interest from time to time.  The Company’s directors will be required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  If a conflict arises at a meeting of the Company’s board of directors, any director with a conflict is obligated to disclose their interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the director in potential conflict would be required to recuse themselves from voting on the matter, and then the other non-conflicted members of the board will consider the merit of the opportunity and the degree of risk to which the Company may be exposed, along with its financial position at that time.

Titan’s financial results and results of operations have fluctuated in the past and may continue to be volatile going forward.

The Company’s financial results may vary significantly from period to period depending on the level of development activities and the size, frequency, and timing of its securities offerings. The financial results may fluctuate because of a number of factors that may be outside of the Company’s control, which may cause the market price of its Common Shares to fall. For these reasons, comparing Titan’s operating results on a period-to-period basis may not be meaningful, and an investor should not rely on past results as an indication of future performance.  Financial results may be negatively affected by any of the risk factors listed in this “Risk Factors” section.

The Company’s results of operations will depend upon numerous factors, including:

•	the successful development and commercialization of the single-port robotic surgical system in a timely manner and in accordance with budgeted expenditures;
•	actions relating to regulatory matters;
•	timing and ability to develop manufacturing and sales and marketing capabilities;
•	demand for robotic surgical systems in general;
•	the extent to which its products gain market acceptance;
•	the progress of surgical training in the use of products;
•	ability to develop, introduce and market new or enhanced versions of its products on a timely basis;
•	product quality problems or alleged product quality problems;
•	ability to protect proprietary rights and defend against third party challenges; and
•	ability to license additional intellectual property rights as required.

The Company is targeting a rapidly evolving robotic assisted surgical device market. It is not clear that surgeons or hospitals will choose the Enos system over those offered by its competitors.

The market for the Company’s proposed technology is relatively new and is likely to undergo substantial development and changes.  The market for its technology may develop more slowly than the Company anticipates, in which case the Company may be unable to recover the losses the Company has incurred in the development of its technology and may never achieve profitability.  The Company cannot guarantee that this market will develop as anticipated or that the Company will secure market share necessary to achieve profitability and growth.

There is no assurance that surgeons or hospitals will choose Titan’s surgical system (if and when it is commercialized) over the systems offered by its competitors.  There is also no assurance that robotic surgical systems will continue to be used (or their use increased) by potential customers and that robotic surgical technology will be competitive (based on costs and performance factors) with, and preferred over, conventional and well-established medical treatment and surgical methods including conventional minimally invasive surgery and open surgery.

The introduction of more technologically advanced products and/or new entrants to the market could impact Titan’s operating and financial results.

Existing competitors could advance their products and new competitors could enter the market with new, alternative or superior technologies.  New and competitive products introduced into the marketplace that are based on or incorporate more advanced technologies, or provide performance similar to its products at a lower cost, may impact its operating and financial results.

The Company may become subject to potential product liability claims, and the Company may be required to pay damages that exceed its insurance coverage.

The Company’s business is subject to a number of risks and hazards including adverse conditions or changes in the regulatory environment.  Such occurrences could result in damage to equipment, personal injury or death, monetary losses and possible legal liability.  Despite any insurance coverage which the Company currently has or may secure in the future, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Titan may elect not to insure against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial position.

Titan’s business exposes us to potential product liability claims that are inherent in the design, testing, manufacture, sale and distribution of the Enos system which Titan is seeking to introduce to the market. Surgical medical devices involve significant risks of serious complications, including bleeding, nerve injury, paralysis, infection, and even death. Any product liability claim brought against us, with or without merit, could result in the increase of Titan’s product liability insurance rates or in its inability to secure coverage in the future on commercially reasonable terms, if at all. In addition, if Titan’s product liability insurance proves to be inadequate to pay a damage award, the Company may have to pay the excess of this award out of its cash reserves, which could significantly harm its financial condition. If longer-term patient results and experience indicate that its products or any component of a product causes tissue damage, motor impairment or other adverse effects, the Company could be subject to significant liability. A product liability claim, even one without merit, could harm Titan’s reputation in the industry, lead to significant legal fees, and result in the diversion of management’s attention from managing its business.

Titan’s technology may depend on third party licenses for certain functions or procedures. There can be no guarantee that the Company will be able to secure and maintain those licenses.

Titan’s technology may require the use of other existing technologies and processes which are currently, or in the future will be, subject to patents, copyrights, trademarks, trade secrets and/or other intellectual property rights held by other parties. The Company may need to obtain one or more licenses to use those other existing technologies.  If the Company is unable to obtain licenses on reasonable commercial terms from the holders of such intellectual property rights, the Company could be required to halt development and manufacturing or redesign its technology, failing which the Company could bear a substantial risk of litigation for infringement or misappropriation of such intellectual property rights.  In any such event, the Company’s business and operations could be materially adversely affected.

Government and agency regulation controls all aspects of Titan’s product and business. Changes in policies and additional regulations may be enacted that could prevent or delay regulatory clearance or approval of its products.

The preclinical and clinical testing, manufacturing, sale and distribution of its contemplated products are governed by a number of regulatory bodies in countries where the Company intends to conduct business, including required clearance to market from the FDA, European CE mark approval, and approval from Health Canada.  Applications for these approvals and clearances have not been made and there can be no assurances that applications for such approvals and clearances will be filed in a timely manner as planned, or will be received, or will be granted approval or clearance, or if such approvals and clearances are granted, that the Company will be able to comply with the conditions and requirements of such approvals and clearances.  Failure to obtain such approvals and clearances or to comply with such conditions and requirements may have a material adverse effect on Titan’s business, financial condition and results of operations.

Regulatory authorities can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including:

•	a medical device candidate may not be deemed safe or effective, in the case of a PMA application;
•
a medical device candidate may not be deemed to be substantially equivalent to a device lawfully marketed either as a grandfathered device or one that was cleared through the 510(k) premarket notification process;

•
a medical device candidate may not be deemed to demonstrate that (i) general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, and (ii) the probable benefits of the device outweigh the probable risks, each in the case of a De Novo classification request;

•	a medical device candidate may not be deemed to be in conformance with applicable standards and regulations;
•	regulatory officials may not find the data from preclinical and clinical studies sufficient;
•	regulatory authorities might not approve its processes or facilities or those of any of its third-party manufacturers; or
•	regulatory authorities may change clearance or approval policies or adopt new regulations.

Regulatory requirements and standards for approval or clearance of medical devices are subject to change and the adaptation of the Company’s technology development program to meet the changing requirements and standards may cause us to incur substantial expenditures and may result in substantial delays in the achievement of and changes to the technology development milestones as well as escalations in the corresponding budgets.  Such changes may require the performance and collection of extensive human clinical studies and data which could add significant expense and substantially lengthen timelines to commercialization.  These changes may have an adverse effect on the Company’s ability to commercialize its products and its results of operations and financial condition.

Titan’s results may be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of the Canadian, United States and foreign governments, agencies and similar organizations.  The Company’s results may be affected by social and economic conditions which impact its operations.

Once the Company’s products are cleared or approved, modifications to its products may require new regulatory clearances or approvals and may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

If the Company is granted FDA marketing authorization, the Company may subsequently decide to make certain modifications to its products for a number of reasons including those based on customer feedback and/or in view of competitive offerings.

Any modification to a regulatory cleared, approved or authorized device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new clearance, approval or authorization. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations. The FDA may not agree with the Company’s decisions regarding whether new clearances, approvals or authorizations are necessary. If the FDA disagrees with the Company’s determinations for any future changes, or prior changes to previously marketed products, as the case may be, the Company may be required to cease marketing or to recall the modified products until the Company obtains clearance, approval or authorization, and the Company may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of regulatory programs may make it more difficult for us to make modifications to the Company’s products, either by imposing more strict requirements on when a new regulatory application for a modification to a previously marketed product must be submitted, or applying more onerous review criteria to such submissions.

Even after clearance, approval or authorization for Titan’s products is obtained, the Company is subject to extensive post-market regulation by the FDA and other regulatory authorities. The Company’s failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close Titan’s facilities.

Even after the Company has obtained the proper regulatory clearance, approval or authorization to market a product, the FDA has the power to require us to conduct post-market studies. These studies can be expensive and time-consuming to conduct. Failure to complete such studies in a timely manner could result in the revocation of clearance, approval or authorization and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States. The FDA has broad enforcement powers, and any regulatory enforcement actions or inquiries, or other increased scrutiny on us, could dissuade surgeons from using the Company’s products and adversely affect its reputation and the perceived safety and efficacy of its products.

The Company is also required to comply with the FDA’s QSR (Quality System Regulation/Medical Device Good Manufacturing Practice), which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of its marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. In addition, in the future, regulatory authorities and/or customers may require specific packaging of sterile products, which could increase Titan’s costs and the price of its products. Later discovery of previously unknown problems with the Company’s products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in changes to labeling; restrictions on such products or manufacturing processes; withdrawal of the product(s) from the market; voluntary or mandatory recalls; a requirement to repair, replace or refund the cost of any medical device the Company manufactures or distributes; fines; suspension of regulatory clearances, approvals or authorizations; product seizures; injunctions or the imposition of civil or criminal penalties which would adversely affect the Company’s business, operating results and prospects.

If one of the Company’s products, or a malfunction of one of its products, causes or contributes to a death or a serious injury, the Company will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s medical device reporting, or MDR (Medical Device Reporting), regulations, the Company is required to report to the FDA any incident in which its product(s) may have caused or contributed to a death or serious injury or in which its product(s) malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair the Company’s ability to manufacture its products in a cost-effective and timely manner, and have an adverse effect on its reputation, results of operations and financial condition. The Company is also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations.

All manufacturers bringing medical devices to market in the European Economic Area are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer’s device is suspected to have caused, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required. Any adverse event involving Titan’s products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of the Company’s time and capital, distract management from operating its business and may harm its reputation and financial results.

A recall of the Company’s products, either voluntarily or at the direction of the FDA or another governmental authority or regulatory body, or the discovery of serious safety issues with its products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities such as the competent authorities of the European Economic Area countries have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of Titan’s distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

Any future recalls of any of the Company’s products would divert managerial and financial resources and could have an adverse effect on its reputation, results of operations and financial condition, which could impair its ability to produce its products in a cost-effective and timely manner in order to meet its customers’ demands. The Company may also be required to bear other costs or take other actions that may have a negative impact on its future sales and its ability to generate profits.

Compliance with accounting regulations and tax rules across multiple jurisdictions is resource intensive and expensive and could expose us to penalties and fines.

The Company is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on its financial results or the manner in which the Company conducts business.  Titan has issued its financial statements for the year ended December 31, 2020 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In the future, the geographic scope of the Company’s business may expand, and such expansion will require us to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions.  Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if Titan were to inadvertently fail to comply.  In the event the Company were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on its business, results of operations, and financial condition.

Contingent liabilities could have a negative impact on the Company’s financial position.

Contingent liabilities for contractual and other claims with customers, development firms, suppliers and former employees to which the Company may become party in the future may have a material adverse effect on its financial position.

A lengthy and uncertain sales cycle could have a negative impact on the Company’s operating results.
The sales cycle for the Company’s single-port robotic surgical system is expected to be long and unpredictable, which will make it difficult for us to forecast revenue and it may increase the magnitude of quarterly fluctuations in its operating results.

The purchase of a surgical robotic system such as the Company’s Enos system represents a capital purchase by hospitals and other potential customers. The capital purchase nature of the transaction, the complexity of Titan’s product, the relative newness of surgical robotic systems and the competitive landscape requires us to spend substantial time and effort to assist potential customers and any group purchasing organizations in evaluating the Enos system. The Company must communicate with multiple surgeons, administrative staff and executives within each potential customer account in order to receive all approvals on behalf of such organizations. The Company may face difficulty identifying and establishing contact with such decision makers. Even after initial acceptance, the negotiation and documentation processes can be lengthy. Additionally, the Company’s customers may have strict limitations on spending depending on the current economic climate or trends in healthcare.

Any delay in achieving sales in a particular quarter could cause the Company’s operating results to fall below expectations. The Company also expects such a lengthy sales cycle makes it more difficult for us to accurately forecast revenues in future periods and may cause revenues and operating results to vary significantly in future periods.

The Company currently has very limited marketing, sales and distribution capabilities. There can be no assurance that the Company will be successful in building its sales capabilities. To the extent that the Company enters into distribution, co-promotion or other arrangements, its product revenue is likely to be lower than if directly market or sell its products. In addition, any revenue the Company receives will depend in whole or in part on the efforts of such third parties, which may not be successful and are generally not within its control. If the Company is unable to enter into such arrangements on acceptable terms or at all, the Company may not be able to successfully commercialize its products.

There can be no certainty that the Company will meet its established product development and commercialization milestones. Failure to do so may affect its operational and financial results.

The Company has established product development and commercialization milestones that the Company uses to assess its progress toward developing a commercially viable product.  These milestones relate to technology and design improvements as well as to dates for achieving development goals and projected expenditures.  To assess progress, Titan tests and evaluates its technology, including under simulated conditions.  If such evaluations indicate technical defects or failure to meet cost or performance goals, the commercialization schedule could be delayed, and potential purchasers of its initial commercial systems may decline to purchase them or they may choose to purchase alternative technologies. Whether or not the Company meets its milestones, there is no assurance that its technology will be successful in the market. The Company expects that additional specific milestones could be identified as the development of the Enos system progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of its development program, the availability of financing and the ability of development firms engaged by us to complete work assigned to them.

The Company is still in the process of developing its single-port robotic surgical system and there can be no certainty that a commercially viable product will emerge from this process.

Titan’s future success is substantially dependent on a continued research and development effort that has thus far been directed by certain of its key managers.  In addition to being capital intensive, research and development activities relating to sophisticated technologies such as ours are inherently uncertain as to future success and the achievement of a desired result.  If delays or problems occur during the Company’s ongoing research and development process, important financial and human resources may need to be diverted toward resolving such delays or problems.  Further, there is a material risk that the Company’s research and development activities may not result in a functional, commercially viable product or one that is approved by regulatory authorities.

Commercial manufacturing of the Enos system is expected to be an extremely detailed and complex process with the potential for delays, interruptions or cost overruns.

The manufacture of prototypes and commercial products will involve complex processes and the manufacturers engaged by us may encounter difficulties initiating and maintaining production.  In the future, there could be a significant disruption in the supply of services, materials or products from current sources or, in the event of a disruption, Titan might not be able to locate alternative suppliers of services, materials, components or products of comparable quality at an acceptable price, or at all.  In addition, the Company cannot be certain that its manufacturers will be able to complete the manufacture of prototypes or fill its orders for commercial products, once commercialized, in a timely manner.  If the Company experiences significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of product or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all.  In addition, even if the Company is able to expand existing manufacturing or find new manufacturing, the Company may encounter delays in production.  Any delays, interruption or increased costs in the supply of materials or manufacture of the Company’s products could have an adverse effect on its ability to meet customer demand for its products and result in lower revenues and net income.

The Company’s reliance on suppliers and development firms for execution of its development programs means that the Company does not control all aspects of the development.

The Company relies on suppliers and development firms to conduct aspects of its technology research, development and manufacturing. If these firms seek to impose conditions on their obligations to conduct their work in addition to or different from the terms set forth in their engagement agreements and the Company is unable to satisfy those conditions or they do not otherwise perform as contractually required or expected, the Company may not be able to complete the development of the Enos system, or the Company may be delayed in doing so, and the costs for developing its products may significantly increase beyond those forecasted. In the event that development firms do not carry on the development work on aspects of the Enos system, on conditions and in a manner that is agreeable to us, the Company may engage other firms to take on the development work and in that case, the estimated costs of the development milestones may increase and the schedule for completion of each milestone may be delayed.

The Company relies on external parties for successful execution of development programs, but do not control many aspects of their activities. As a result, many important aspects (including costs and timing) of product development are outside its direct control.

The Company is responsible for ensuring that the Enos system is being developed to meet the guidelines and requirements of the FDA and other regulatory authorities, applicable laws and regulations and industry standards. The Company’s reliance on third parties does not relieve us of these responsibilities.

Additionally, if firms conducting preclinical or clinical studies do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with good laboratory practice regulations, do not adhere to the Company’s study protocols or otherwise fail to generate reliable preclinical or clinical data, development, market authorization and commercialization of its products may be extended, delayed or terminated or may need to be repeated, costs may significantly increase and the Company may not be able to obtain regulatory clearances within the time frames forecasted, if at all.

A product malfunction, including in any clinical study, could result in delays, liability and negative perceptions of the Enos system and ourselves.

A malfunction or the inadequate design of the Enos system could result in product liability or other tort claims.  Accidents involving the Enos system could lead to personal injury, death or physical damage.  Any liability for damages resulting from malfunctions could be substantial and could adversely affect the Company’s business and results of operations.  In addition, a well publicized actual or perceived problem could adversely affect the market’s perception of the Enos system.  This could result in a decline in demand for the Company’s products, which would adversely affect its financial condition and results of operations.

If the Company’s contemplated products are found to be defective, the Company may be required to redesign or recall the surgical system.  This redesign or recall may cause us to incur significant expenses, disrupt sales and adversely affect the Company’s reputation and the Enos system, which could adversely impact its revenue, operating results and profitability.

Certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization.

Certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization between surgical procedures.  There is no assurance that the Company’s product development and manufacturing partners will be successful in producing designs that achieve a predictable number of cleaning and sterilization cycles, or that the specified processes will result in sterile products.  If product development efforts are unsuccessful in this regard, Titan’s economic model for pricing of reusable devices could become impractical to implement, its potential profit margins (if any) may be adversely affected, or its product offering could be deemed to not be viable for commercial use.

Once the Company’s products are available for commercial use, there is no assurance that customers will follow the cleaning and sterilization procedures that the Company recommends for its products.  Failure by a customer to perform the appropriate cleaning and sterilization procedures could lead to patient injury or death, in which case the Company could be subject to litigation and possible regulatory enforcement.  Further, even the allegation of the use of nonsterile product by a customer could have a materially adverse effect on its business.

As the Company is a Canadian company, it may be difficult for U.S. shareholders to effect service on us or to realize on judgments obtained in the U.S.

The Company is incorporated under the laws of the Province of Ontario, Canada, a number of its directors and officers are residents of Canada, and most or all of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

The Company is subject to risks related to additional regulatory burden and controls over financial reporting.

The Company is subject to the continuous and timely disclosure requirements of Canadian securities laws and the rules, regulations and policies of the Toronto Stock Exchange, the Ontario Securities Commission and other Canadian securities regulators, the Nasdaq and the U.S. Securities and Exchange Commission (“SEC”). These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The Company has made, and will continue to make, changes in these and other areas, including its internal controls over financial reporting. However, there is no assurance that these and other measures that the Company may take will be sufficient to allow us to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for us and require the time and attention of Titan’s management. The Company cannot predict the amount of the additional costs that the Company may incur, the timing of such costs or the impact that management’s attention to these matters will have on its business. In addition, its inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate safeguards into the financial reporting process to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Company fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in its financial statements that could result in us being required to restate previously issued financial statements at a later date.

The Company is also subject to corporate governance standards that apply to us as a foreign issuer listed on the Nasdaq and registered with the SEC in the United States. Although the Company substantially complies with the Nasdaq’s corporate governance guidelines, the Company is exempt from certain Nasdaq requirements because Titan is subject to Canadian corporate governance requirements. The Company may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the Nasdaq and other regulators.

Fluctuations in foreign currency exchange rates may adversely affect Titan’s financial results.

The Company conducts operations principally in the U.S. and Canada, and portions of its expenses, assets and liabilities are denominated in U.S. dollars and Canadian dollars. Since the Company’s consolidated financial statements are presented in U.S. dollars, the Company must translate its expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. The Company has not historically hedged its exposure to foreign currency fluctuations. Accordingly, increases or decreases in the value of the Canadian dollar against the U.S. dollar could affect its operating losses and the value of balance sheet items denominated in foreign currencies.

The Company may not be able to maintain its status as a “Foreign Private Issuer”.

In order to maintain the Company’s status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If Titan is not a foreign private issuer, Titan would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The Company is an “emerging growth company” and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make it less attractive to investors.

The Company is an “emerging growth company” as defined in the JOBS Act. The Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company had total annual gross revenues of US$1,070,000,000 or more; (b) the last day of its fiscal year following the fifth anniversary of the date of the first sale of its common equity securities pursuant to an effective registration statement under the Securities Act, such as this registration statement; (c) the date on which we, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer.’

For so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, as amended, even if the Company does not qualify as a “smaller reporting company,” as well as certain other exemptions from various reporting requirements that are applicable to other public companies.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

Titan believes it was classified as a ‘‘passive foreign investment company’’ or ‘‘PFIC’’ during the tax year ended December 31, 2020, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and future tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ‘‘excess distribution’’ received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Common Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of its net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that Titan will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ‘‘Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.’’ Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

The Company may face or otherwise be exposed to cyber-security risks and threats.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that its business, financial and other systems or those of the companies, service providers or consultants with which Titan does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

The Company’s financial condition and results of operations for fiscal 2021 may be adversely affected by the global COVID-19 pandemic.

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, along with the uncertainty around the disease itself, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

The global COVID-19 pandemic creates substantial uncertainty as to the willingness and ability of hospitals, health maintenance organizations (HMOs), ambulatory care facilities and other prospective customers to purchase and implement robotic surgical systems.

The ultimate impact of the COVID-19 pandemic on the Company’s future sales of the Enos system (once all necessary regulatory approvals, clearances or authorizations are obtained) is unknown. While elective procedures were minimized, postponed or canceled in the early stages of the COVID-19 pandemic to allow hospitals to divert resources in responding to the COVID-19 pandemic, some elective procedures have resumed. Whether, and how long it takes, to ultimately return to procedure levels prior to the COVID-19 pandemic is unknown. Any sustained slowdown in elective robotic assisted surgical procedures may result in a substantial negative impact on the market prospects for robotic assisted surgical systems, instruments, accessories and related services.

Accordingly, COVID-19 may have a material adverse effect on numerous aspects of the Company’s business, including:

•	present and future demand for robotic surgeries, equipment and related products;
•	its ability to complete pre-clinical and clinical trials of its robotic system and to obtain regulatory approvals as required on a timely basis; and
•
the ability of its suppliers and development partners to provide goods and services and other resources in a timely manner to support its business including its work toward achievement of its development, regulatory and commercialization milestones.

Material weaknesses in the Company’s internal controls over financial reporting may adversely affect the accuracy and reliability of its financial statements.
The Company identified material weaknesses in its ICFR in the course of the preparation of its financial statements in respect of the fiscal year ended December 31, 2020 prior to the approval of the financial statements by the Company’s audit committee and board or directors and prior to their filing or other public disclosure. If the Company fails to maintain effective ICFR, this may adversely affect the accuracy and reliability of its financial statements and it could impact its reputation, business and the price of the Common Shares, as well as lead to a loss of investor confidence.

The Company has concluded that, as of December 31, 2020, the Company’s ICFR was not effective due to the material weaknesses. The Company experienced significant and rapid change during the 2020 fiscal year as a result of the establishment of a new research and development facility, the augmentation of its development team, new arrangements with external development firms and the transition arising from the retirement of the Company’s former Chief Financial Officer and the appointment of its new Chief Financial Officer as well as changes in the Company’s financial accounting and reporting personnel. The Company’s continuous risk assessment process was not effective in responding to the rapid rate of change in personnel and new business developments and the Company did not have sufficient human resources available to adequately assess risk and reinforce or strengthen controls in the requisite timeframe. Prior to presentation of its financial statements for their approval by the Company’s audit committee and board of directors, the Company determined that it would adjust its consolidated annual financial statements as at and for the year ended December 31, 2020 with respect to expense recognition to correct errors in the calculation of asset and liability balances and the appropriate IFRS application and disclosure required for an amendment of a contract with an external development firm.

There can be no assurance that the Company will be able to successfully remediate the identified material weaknesses, or that it will not identify additional control deficiencies or material weaknesses in the future. If the Company is unable to successfully remediate its existing or any future material weaknesses in its ICFR, the accuracy and timing of the Company’s financial reporting may be adversely affected, the Company may be unable to maintain compliance with securities laws and Nasdaq listing requirements regarding the timely filing of periodic reports, investors may lose confidence in the Company’s financial reporting and the price of its Common Shares may decline. The accuracy of the Company’s financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in the Company’s critical accounting policies are inaccurate.

DIVIDENDS

The Company has not declared or paid dividends in the past. The Company presently intends to retain future earnings, if any, to finance the expansion and growth of its business. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on the Company’s financial conditions, results of operations, capital requirements and other factors the board of directors deems relevant. The Company had negative cash flow from operating activities for its fiscal year ended December 31, 2020 and the negative cash flow is expected to continue.

There are no other restrictions on the Company’s ability to pay dividends. However, the Business Corporations Act (Ontario) does not permit a corporation to pay dividends if the corporation is, or would after the payment, be unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares of which 83,184,843 were issued and outstanding as at December 31, 2020. The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the Company’s shareholders and to one vote in respect of each Common Share held at the record date for each such meeting. The holders of Common Shares are entitled, at the discretion of the Board of Directors, to receive out of any or all of the Company’s profits or surplus properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate rateably in any distribution of the assets of the Company upon liquidation, dissolution or winding‑up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company’s securities issued and outstanding at such time ranking in priority to the Common Shares upon the liquidation, dissolution or winding‑up of the Company, Common Shares are issued only as fully paid and are non‑assessable.

The Company also had outstanding as at December 31, 2020, warrants entitling their holders to purchase an aggregate of 28,969,671 Common Shares. These warrants are set forth in the table below:

Warrant	Issue Date	Expiry Date	Number Issued	Number Outstanding	Exercise Price US $	Exercise Price CDN $
TMD.WT.G	12-Feb-16	12-Feb-21	389,027	386,694		$30.00
TMD.WT.G	23-Feb-16	12-Feb-21	58,226	58,226		$30.00
TMD.WT.H	31-Mar-16	31-Mar-21	501,831	501,831		$36.00
TMD.WT.H	14-Apr-16	31-Mar-21	75,275	75,275		$36.00
TMD.WT.I	20-Sep-16	20-Sep-21	569,444	569,444		$22.50
TMD.WT.I	27-Oct-16	20-Sep-21	67,667	67,667		$22.50

Not Listed	16-Mar-17	16-Mar-21	357,787	355,253		$15.00
Not Listed	29-Jun-17	29-Jun-22	1,612,955	75,810		$6.00
Not Listed	21-Jul-17	29-Jun-22	370,567	370,567		$6.00
Not Listed	24-Aug-17	24-Aug-22	563,067	563,067		$6.00
Not Listed	05-Dec-17	05-Dec-22	1,533,333	1,533,333		$18.00
Not Listed	10-Apr-18	10-Apr-23	1,126,665	1,126,665		$10.50
Not Listed	10-May-18	10-Apr-23	168,889	168,889		$10.50
Not Listed[1]	10-Aug-18	10-Aug-23	7,679,574	6,661,068	$2.920
Not Listed[2]	21-Mar-19	21-Mar-24	8,455,882	8,455,882	$3.950
Not Listed	27-Mar-20	27-Mar-25	3,500,000	-	$0.190
Not Listed	06-May-20	06-Nov-25	2,757,252	-	$0.3002
Not Listed	10-Jun-20	10-Jun-24	9,000,000	8,000,000	$1.00
			39,021,181	28,969,671

Notes:

(1)	Note 1 - Includes a ratchet clause triggered August 29, 2019 lowering the exercise price from $3.20 to $2.92.
(2)	Note 2 - Includes a ratchet clause triggered August 29, 2019 lowering the exercise price from $4.00 to $3.95.

All of the warrants referenced in the table above are governed by warrant indentures (each a “Warrant Indenture”) entered into between the Company and Computershare Trust Company of Canada (or its predecessor, Olympia Transfer Services Inc.), as warrant agent thereunder, and/or warrant certificates, as the case may be, dated the date of issue of each series of warrants. A copy of each Warrant Indenture can be found on SEDAR at www.sedar.com.

The Company also has outstanding stock options (“Options”) granted to directors, officers, employees, and consultants of the Company. At December 31, 2020, there were 2,923,770 Options outstanding. Each Option entitles its holder to purchase one Common Share of the Company at an exercise price determined by the Company’s board of directors (the “Board”). The terms of each Option including the number of Options granted, the exercise price, the expiry date and any vesting provisions were determined by the Board at the time of the grant of each Option. Please see the Company’s notes to the annual audited financial statements for the 2020 fiscal year, which provides more detailed disclosure on the Options outstanding and the terms thereof.

MARKET FOR SECURITIES

The Common Shares are listed for trading in Canada on the TSX under the symbol “TMD”. The Common Shares are also traded on Nasdaq in the United States under the symbol “TMDI”. In addition, the Company currently has three classes of warrants which were, over the last 12 months, listed on the TSX under the symbols TMD.WT.G, TMD.WT.H and TMD.WT.I.

The Company consolidated its outstanding Common Shares on the basis of one post-consolidation Common Share for 30 pre-consolidation Common Shares (the “Share Consolidation”) effective June 19, 2018. Details regarding price and volume before this date are on a pre-Share Consolidation basis and details regarding price and volume after this date are on a post-Share Consolidation basis.

Summary of Monthly Trading – Common Shares

The following table shows the high and low trading prices and the aggregate volume of Common Shares traded on the TSX (as reported by the TSX) and Nasdaq (as reported by Nasdaq) for each of the last 12 months (since the commencement of trading in the case of Nasdaq).

	TSX			Nasdaq
Month	High (CDN $)	Low (CDN $)	Volume	High (US $)	Low (US $)	Volume
January	0.98	0.61	1,511,067	0.73	0.46	8,537,585
February	0.69	0.48	886,752	0.53	0.35	4,902,858
March	0.64	0.15	3,135,116	0.45	0.12	77,716,212
April	0.56	0.25	2,141,538	0.41	0.18	27,393,353
May	0.47	0.31	2,181,952	0.34	0.22	44,936,077
June	2.34	0.36	21,451,006	1.75	0.26	190,677,088
July	1.44	1.01	2,493,086	1.08	0.75	42,171,080
August	1.19	0.92	1,054,766	0.93	0.7	14,494,065
September	1.16	0.75	1,228,709	0.9	0.57	10,361,281
October	1.09	0.92	683,717	0.83	0.69	7,034,141
November	1.81	0.86	2,372,867	1.4	0.6539	20,172,366
December	2.60	1.47	4,136,613	2.04	1.15	33,167,559

Summary of Monthly Trading – February 2021 Warrants

Titan issued 11,670,818 warrants on February 12, 2016 and 1,746,789 warrants on February 23, 2016, each exercisable for 0.03333 Common Shares at an exercise price of CDN $1.00, per warrant, as adjusted in accordance with the Share Consolidation, until February 12, 2021 (the “February 2021 Warrants”). The February 2021 Warrants are listed for trading on the TSX under the symbol “TMD.WT.G”. The following table shows the high and low trading prices and the volume of the February 2021 Warrants traded on the TSX for each of the last 12 months (as reported by the TSX).

Month	High (CDN $)	Low (CDN $)	Volume
January	0.015	0.005	274,825
February	0.010	0.005	383,600
March	0.010	0.005	28,000
April	0.005	0.005	0
May	0.005	0.005	8,000
June	0.030	0.005	1,064,400
July	0.010	0.010	98,089
August	0.010	0.005	34,000
September	0.005	0.005	10,000
October	0.040	0.005	220,000
November	0.010	0.005	62,000
December	0.005	0.005	197,020

Summary of Monthly Trading – March 2021 Warrants

Titan issued 15,054,940 warrants on March 31, 2016 and 2,258,241 warrants on April 14, 2016, each exercisable for 0.03333 Common Shares at an exercise price of CDN $1.20 per warrant, as adjusted in accordance with the Share Consolidation, until March 31, 2021 (the “March 2021 Warrants”). The March 2021 Warrants are listed for trading on the TSX under the symbol “TMD.WT.H”. The following table shows the high and low trading prices and the volume of the March 2021 Warrants traded on the TSX for each of the last 12 months (as reported by the TSX).

Month	High (CDN $)	Low (CDN $)	Volume
January	0.010	0.005	319,000
February	0.010	0.005	339,000
March	0.005	0.005	1,000
April	0.005	0.005	0
May	0.005	0.005	0
June	0.030	0.005	1,098,000
July	0.005	0.005	1,000
August	0.005	0.005	1,000
September	0.005	0.005	0
October	0.015	0.005	232,000
November	0.005	0.005	8,000
December	0.005	0.005	6,000

Summary of Monthly Trading – September 2021 Warrants

Titan issued 17,083,333 warrants on September 20, 2016 and 2,030,000 warrants on October 27, 2016, each exercisable for 0.03333 Common Shares at an exercise price of CDN $0.75 per warrant, as adjusted in accordance with the Share Consolidation, until September 20, 2021 (the “September 2021 Warrants”). The September 2021 Warrants are listed for trading on the TSX under the symbol “TMD.WT.I”. The following table shows the high and low trading prices and the volume of the September 2021 Warrants traded on the TSX for each of the last 12 months (as reported by the TSX).

Month	High (CDN $)	Low (CDN $)	Volume
January	0.030	0.010	23,500
February	0.010	0.010	191,000
March	0.010	0.005	137,200
April	0.010	0.005	134,000
May	0.010	0.005	479,333
June	0.030	0.005	428,000
July	0.020	0.020	45,650
August	0.020	0.005	961,500
September	0.010	0.005	47,250
October	0.015	0.005	207,398
November	0.020	0.005	185,000
December	0.030	0.005	253,539

PRIOR SALES

The following tables shows the date, price and number of warrants, broker warrants and stock options, as applicable, that were issued by the Company during the most recently completed financial year.

 Warrants issued:

Date	Exercise Price per Common Shares	Number of Common Shares Exercisable

March 27, 2020	US $0.1900	3,500,000
May 6, 2020	US $0.3002	2,757,252
June 10, 2020	US $1.0000	3,250,000
June 10, 2020	US $0.0001	11,500,000
June 10, 2020	US $1.0000	5,750,000

Broker warrants issued:

Date	Exercise Price	Number of Stock Options Granted

March 7, 2020	US $0.2125	490,000
May 6, 2020	US $0.4534	386,015
June 10, 2020	US $1.2500	1,260,000

Stock options issued:

Date	Exercise Price	Number of Stock Options Granted

July 30, 2020	CDN $1.266	22,425
July 30, 2020	US $0.9622	1,350,000
September 29, 2020	CDN $0.96	27,304
September 29, 2020	US $0.7300	19,568
September 30, 2020	US $0.7450	4,723
December 10, 2020	CDN $1.7000	4,000
December 10, 2020	US $1.3100	623,000

ESCROWED SECURITIES

As of December 31, 2020, there were no Common Shares of the Company held, to the Company’s knowledge, in escrow or that were subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following sets out details respecting the directors and executive officers of the Company, as of the date of this Annual Information Form. The names, the municipalities of residence, the positions held by each in Titan and the principal occupation for the past five years of the directors and executive officers of the Company are as follows:

Name and Municipality and Country of Residence	Offices Held	Director Since	Principal Occupation(s) During the Five-Year Period Ending December 31, 2020
David J. McNally Salt Lake City, Utah, U.S.A.	President, Chief Executive Officer and Chairman	2017
Chief Executive Officer and President of Titan from January 3, 2017, and January 9, 2017, respectively. Chairman of the Board of Titan from June 4, 2020. Prior thereto, from October 2009 to August 2016, Mr. McNally served as the founder, President, Chief Executive Officer and Chairman of the Board of Directors of Domain Surgical, Inc., a privately held developer, manufacturer and marketer of a new advanced energy surgery platform for precise cutting and coagulation of soft tissue, and reliable vessel sealing in open and laparoscopic procedures. Domain Surgical, Inc. was merged with OmniGuide Holdings, Inc. in August 2016.

Monique L. Delorme Toronto, Ontario, Canada	Chief Financial Officer	NA
Chief Financial Officer of Titan from October 2020 to the present. VP Finance of Titan from July 2020 to September 2020. Controller of Titan from March 2019 to July 2020. Chief Financial Officer of Northern Sphere Mining Corp. from April 2017 to June 2020. Chief Financial Officer of Zonetail Inc. from September 2015 to October 2017.

Perry Genova Chapel Hill, North Carolina, U.S.A.	Senior Vice President, Research and Development, and President of Titan Medical USA Inc.	NA
Senior Vice President, Research and Development of Titan from February 2017 to present. Chief Executive Officer of Centauri Surgical from February 2016 to February 2017. Chief Executive Officer of Oncoscope Inc. from September 2009 to January 2016.

Name and Municipality and Country of Residence	Offices Held	Director Since	Principal Occupation(s) During the Five-Year Period Ending December 31, 2020
Curtis Jensen Gig Harbor, Washington State, U.S.A.	Vice President, Quality and Regulatory Affairs	NA	Vice President, Quality and Regulatory Affairs from April 2017 to present. Senior Regulatory Affairs Associate at Ekos Corporation from December 2015 to April 2017.

Jasminder Brar Toronto, Ontario, Canada	Vice President, Legal, IP and Strategic Initiatives, General Counsel and Corporate Secretary	NA	Vice President, Legal, IP and Strategic Initiatives, General Counsel and Corporate Secretary from June 2020 to present. Director of Strategic Development and IP Counsel from May 2011 to June 2020.
Paul Cataford(1), (2), (3) Calgary, Alberta, Canada	Lead Independent Director, Audit Committee Chair	2020	Chief Executive Officer of Zephyr Sleep Technologies Inc. from September 2010 to present.
Anthony J. Giovinazzo(1), (2), (3) Carlisle, Ontario, Canada	Director, Governance/Nominating Committee Chair	2020
Chief Executive Officer of Cynapsus Therapeutics Inc. from October 2009 to October 2016. Director of Promis Neurosciences from March 2017 to September 2020. Director of Pond Technologies Inc. from November 2020 to present.

Cary G. Vance(1), (2), (3) Lehi, Utah, U.S.A.	Director, Compensation Committee Chair	2020
Chief Executive Officer of XCath Inc. from October 2020 to present. Chief Executive Officer of OptiScan Biomedical from May 2018 to June 2020. Chief Executive Officer of MyoScience Inc. from April 2017 to May 2018. Chief Executive Officer of Hansen Medical from May 2014 to August 2016.

Stephen Randall Toronto, Ontario, Canada	Director	2017	Chief Financial Officer of Titan from March 2010 to September 2020.

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

Other than as disclosed herein:

1.
none of the directors or executive officers of the Company, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies is, at the date hereof, or has within 10 years before the date hereof, been a director, chief executive officer or chief financial officer of any other issuer that (a) was the subject of a cease trade, an order similar to a cease trade order or an order that denied the issuer access to any statutory exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that, while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

2.
none of the directors or executive officers of the Company, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies (a) is, at the date hereof, or has within 10 years before the date hereof, been a director or executive officer of any other issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, manager or trustee appointed to hold its assets, or (b) has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, manager or trustee appointed to hold its assets; and

3.
none of the directors or executive officers of the Company, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Notwithstanding the foregoing, Cary G. Vance, a director of the Corporation, served as President and Chief Executive Officer of OptiScan Biomedical Corporation (“OptiScan”) from May 2018 to June 2020, and during his service in those capacities, on June 2, 2020, OptiScan filed a petition in the United States Bankruptcy Court for the District of Delaware seeking relief under chapter 11 of the United States Bankruptcy Code.

The term of each director will expire at the next annual meeting of the Company. As at December 31, 2020, the then directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 60,007 Common Shares of the Company, representing approximately 0.08% of the Company’s outstanding Common Shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Company and has been furnished by the directors and executive officers individually. There are no material conflicts of interest among any of the directors or executive officers and the Company, other than any potential conflicts as disclosed above. See “Risk Factors – Conflicts of Interest”.

Leadership Team

The Company’s leadership team is as follows:

David J. McNally,
President, CEO & Director

Mr. McNally is an experienced entrepreneur and public company CEO with over 33 years of experience in the medical device industry. Throughout his career, Mr. McNally has founded and co-founded start-up companies that commercialized best-in-class surgical, life and organ support, diagnostic and home-care capital equipment, and disposables. Among other accomplishments, he has experience leading companies trading on boards ranging from over-the-counter marketplaces to the Nasdaq exchange. Mr. McNally also has experience in FDA Clearance and CE Mark for Class II devices as well as managing relationships with strategic partners including OEM suppliers and global distributors. Mr. McNally is formerly, the founder, President, CEO & Chairman of Domain Surgical Inc., a developer, manufacturer, and marketer of advanced energy surgical platforms, that merged with OmniGuide Holdings, Inc. in 2016. Mr. McNally is also a former co‑founder, President & CEO of ZEVEX International Inc. (Nasdaq: ZVXI), a developer, manufacturer, and marketer of award‑winning medical devices, that was acquired by MOOG Inc. in 2007.

Education: Bachelor of Science in mechanical engineering from Lafayette College, MBA from the University of Utah, co‑inventor on over 40 U.S. and international patents.

Monique L. Delorme,
Chief Financial Officer

Ms. Delorme joined Titan Medical in March 2019 as Vice President, Finance and was named Chief Financial Officer in September 2020. She has more than 25 years of senior corporate leadership experience in the areas of finance, operations, corporate strategy and change management. She has served as a financial executive for several large and small publicly traded companies where she earned a reputation as a strategic leader with strong execution and communication skills.

In 2012, she launched a successful consulting practice providing financial and CFO services to both private and public companies. Ms. Delorme is a CPA, CA.

Education: Bachelor of Commerce from McGill University and post-graduate Diploma in Public Accountancy from McGill University.

Perry Genova,
Senior Vice President, Research and Development, and President of Titan Medical USA Inc.

Dr. Genova is an expert in medical device product development including surgical robotics, an author of 32 peer-reviewed papers and an inventor named on 30 U.S. Patents and on 24 patents pending.

Education: PhD in biomedical engineering from the University of North Carolina at Chapel Hill, Bachelor of Science in electrical engineering from the University of North Carolina at Charlotte.

Curtis Jensen
Vice President, Quality and Regulatory Affairs

Mr. Jensen has over 20 years of experience leading quality and regulatory affairs teams at established and start‑up U.S. companies to achieve quality systems compliance, 510(k) clearances and CE Mark approvals.

Education: Master of Science in applied mathematics from Johns Hopkins University, Bachelor of Science in electrical engineering from Utah State University.

Jasminder Brar
Vice President, Legal, IP and Strategic Initiatives, General Counsel & Corporate Secretary

Mr. Brar draws from more than 15 years of technical, business and legal experience to manage Titan’s legal affairs while leading and executing a comprehensive IP program that facilitates innovation, enhances business objectives and mitigates risks. Working alongside other Titan executives, engineering teams and advisers, Mr. Brar ensures that the company’s IP strategy remains in alignment with the company’s overall business strategy.

Before joining Titan, Mr. Brar practiced law with the law firm of Smart & Biggar in Vancouver, British Columbia. Before practicing law, he worked as an engineer and in product marketing with National Semiconductor in Santa Clara, California.

Education: Law degree (LL.B.) and a Bachelor of Science degree in Computer Engineering, both from the University of Manitoba.

Surgeon Advisory Board

The Surgeon Advisory Board as at December 31, 2019 consists of the following surgeons who are widely regarded as leaders in the field of medical robotics or fields of surgery where robotics are expected to have a significant impact:

Arnold Advincula, M.D.

Dr. Advincula is Vice‑Chair of Women’s Health & Chief of Gynecology at the Sloane Hospital for Women, Columbia University Medical Center/New York Presbyterian Hospital. Formerly, he was Professor of Obstetrics and Gynecology, Director of the Minimally Invasive Surgery Division and Fellowship, and Director of the Endometriosis Center at the University of Michigan. More recently, he was Director of the Center for Specialized Gynecology and Director of the Education Institute at the Nicholson Center, an advanced medical and surgical simulation training facility at Florida Health. He is currently Vice President of the American Association of Gynecologic Laparoscopy and a Member‑at‑Large for the Society of Gynecologic Surgeons. He is a leader in minimally invasive surgical techniques and one of the world’s most experienced gynecologic robotic surgeons, who has published and taught extensively in the area of minimally invasive surgery, as well as developed surgical instruments that are in use worldwide.

Eduardo Parra‑Davilla, M.D.

Dr. Parra‑Davila is the Director for Minimally Invasive and Colorectal Surgery and Director of Hernia and Abdominal Wall Reconstruction at Florida Hospital Celebration Health. He is a well‑respected national and international surgeon. He has trained over a thousand surgeons worldwide and has performed surgical procedures in numerous countries utilizing the latest techniques in hernia, minimally invasive and robotic surgery. Dr. Parra‑ Davila is Board Certified in General Surgery and Colorectal Surgery. He completed his Fellowship in Advanced Laparoscopy and Minimally Invasive Surgery at Texas Endosurgery Institute in San Antonio, Texas and Colon and Rectal Surgery at The University of Texas in Houston, Texas. His Residency was completed at Jackson Memorial Hospital, University of Miami, in Miami, Florida. He obtained his Medical Degree from The Universidad De Los Andes in Venezuela.

Kevin Stepp, M.D.

Dr. Stepp, a board certified urogynecologist, is devoted to providing women with excellent medical and surgical care. He and his team offer a wide variety of innovative treatments for urinary incontinence, pelvic floor disorders, bleeding disorders, fibroids, endometriosis, and other problems that can affect a woman's quality of life. Many treatments do not require surgery and include medications, targeted exercises, dietary changes, or nonsurgical management. However, when surgery is necessary, Dr. Stepp specializes in offering cutting edge minimally invasive surgery including pioneering Single Incision Laparoscopy. Dr. Stepp completed his residency in Obstetrics and Gynecology at MetroHealth/Cleveland Clinic. He then completed a 3-year, combined fellowship in Minimally Invasive Surgery and Urogynecology/Pelvic Reconstructive Surgery at the Cleveland Clinic in Cleveland, Ohio. After his fellowship, he returned to MetroHealth Medical Center where he served as Fellowship Director in Urogynecology and Minimally Invasive Surgery. He now practices in Charlotte, North Carolina, as the Chief of Urogynecology and Pelvic Surgery at Atrium Health - formerly Carolinas Healthcare System. He participated in the very first robotic assisted laparoscopic hysterectomy in a cadaver and published the first single port hysterectomy using modular robotic lightweight laparoscopic assistants. He is a two time recipient of the AAGL Golden Laparoscope award (AAGL's most prestigious award) for his videos on “Principles of Laparoscopic Suturing” and “Single Incision Laparoscopy Total Laparoscopic Hysterectomy with Sacral Colpopexy”, and has served on the Golden Laparoscope Award Review Committee. He is an active reviewer for multiple medical journals and has mentored obstetrics and gynecology residents during their training.

Lee L. Swanstrom, M.D.

Dr. Swanstrom heads the Division of GI and Minimally Invasive Surgery at the Oregon Clinic and is Director of Providence Health System’s Complex GI and Foregut Surgery Postgraduate Fellowship Program. In addition, he is Clinical Professor in the Department of Surgery at Oregon Health & Science University (OHSU), a Director of the American Board of Surgery, and Past President of both the Society of American Gastrointestinal Endoscopic Surgeons (SAGES) and the Fellowship Council (FC). Most recently, he became the Chief Innovations Officer and Director of the Innovations Fellowship at the Institut hospital-universitaire de Strasbourg, France. He is the editor of Surgical Innovation and the author of over 300 scientific papers and 50 book chapters. This has resulted in 13 patents and a successful medical device start‑up company. He is and has been an investigator on numerous outcomes research studies for new procedures such as Natural Orifice Translumenal Endoscopic Surgery (NOTES) to determine their safety and efficacy for establishing new standards of care. He remains focused on developing innovative approaches to the minimally invasive treatment of foregut and other gastrointestinal disorders.

AUDIT COMMITTEE

Audit Committee’s Charter

See Schedule A.

Composition of the Audit Committee

As of the date of this Annual Information Form, the table below sets out the members of the Audit Committee, describes their education and experience relevant to their role on the committee and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
Paul Cataford

Mr. Cataford has served as an independent corporate director for  a number of public companies. He holds a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Institute of Corporate Directors – Directors College, Rotman School of Business at the University of Toronto.
	Yes	Yes
Anthony J. Giovinazzo

Mr. Giovinazzo previously served as Chief Executive Officer and director of Cynapsus Therapeutics Inc. Mr. Giovinazzo has a Chartered Director (C.Dir.) and Audit Committee Certification (ACC) from The Directors College and the DeGroote School of Business at McMaster University. He received a Bachelor of Arts degree in Economics and Accounting from McMaster University and an MBA from IMD Geneva, Switzerland.
	Yes	Yes
Cary G. Vance

Mr. Vance previously served in executive and director roles at several issuers. Mr. Vance is Lean/Six Sigma Black Belt certified, and earned a Bachelor of Arts degree in Economics and an MBA from Marquette University.
	Yes	Yes

Pre‑Approval Policies and Procedures

The Audit Committee has adopted a pre‑approval policy with respect to permitted non‑audit services proposed to be provided by the external auditor as disclosed in paragraph 3(a)(iv) of the Audit Committee’s Charter (Schedule A).

External Auditor Service Fees

The table below sets out all fees billed by the Company’s external auditor in respect of the last two financial years.

Financial Year Ended	Audit Fees(1)	Audit‑Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	70,779	37,064	7,058	47,855
December 31, 2019	62,281	59,344	4,888	116,893

Notes:

(1)	“Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the financial year.
(2)
“Audit‑Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Company’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)
“All Other Fees” are fees billed by the auditor for products and services not included in the previous categories. These fees relate primarily to the work performed by the Company’s external auditor in conjunction with filings by the Company of prospectus and registration statements with securities regulators in Canada and the United states in respect of public and registered offerings completed by Titan in 2019 and 2020.

CONFLICT OF INTEREST

To the knowledge of the Company, and other than as disclosed herein, there is no known existing or potential material conflicts of interest among the Company, its directors and officers, or other members of management as a result of their outside business interests, except that certain of its directors may serve as directors of other companies and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director of such other companies.

PROMOTER

No person is or has been within the two financial years immediately preceding the date hereof, or during the current financial year, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed herein, there are no legal proceedings to which the Company is or was a party to, or that any of its property is or was the subject of, during the year ended December 31, 2020, and the Company is not aware of any such proceedings that are contemplated. Please see disclosures with regard to the Company’s dispute with Naglreiter under the headings, “Relationships with Suppliers” on page 10 and “Naglreiter Settlement” on page 9, which was resolved in 2020.

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2020, nor has the Company entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Annual Information Form, none of the directors or executive officers of the Company, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Limited is the Company’s registrar and transfer agent. The register of the transfers of the Common Shares of the Company are located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

The Company enters into a variety of contracts in the normal course of business. Material contracts entered into since January 1, 2020, or before January 1, 2020, but still in effect and that are or were required to be filed under Section 12.2 of National Instrument 51‑102 Continuous Disclosure Obligations include:

1.	the Warrant Indentures described under the section “Capital Structure”;

2.	the Aspire Agreement;

3.	the Second Aspire Agreement;

4.	the Development Agreement;

5.	the License Agreement; and

6.	the Note.

EXPERTS

The auditors of the Company are BDO Canada LLP, Charted Accountants, Licensed Public Accountants.  BDO Canada LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.titanmedicalinc.com.

Upon request to the Company’s registered office at 155 University Avenue, Suite 750, Toronto, Ontario M5H 3B7, the Company will provide any person with a copy of this annual information form and any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Company.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the management information circular of the Company dated August 31, 2020 (as amended on September 10, 2020). Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2020.

SCHEDULE A

TITAN MEDICAL INC.

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the "Audit Committee" or the "Committee") is a committee of the board of directors (the "Board of Directors" or the "Board") of Titan Medical Inc. (the "Company"). Its primary function is to assist the Board in fulfilling its oversight responsibilities by evaluating and making recommendations to the Board as appropriate with respect to:

•	financial reporting;

•	the external auditors, including performance, qualifications, independence, and their audit of the Company's financial statements;

•	internal controls and disclosure controls;

•	financial risk management;

•	the Company's Code of Conduct (the "Code"); and

•	related party transactions.

The Audit Committee will also have authority to review and, in its discretion, approve certain matters, in accordance with and within the limitations prescribed by this Charter.

The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Company's management which is responsible for preparing the Company's financial statements and it is the Company's external auditors who are responsible for auditing those financial statements.

Composition and Member Qualification

The Committee shall, subject to applicable exemptions available under National Instrument 52-110 - Audit Committees ("NI 52-110"), Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 5605 of the Nasdaq Stock Market Rules, be comprised of at least three directors, each of whom shall be an independent director of the Company (as defined below) and pursuant to the requirements of Rule 10A-3 and Rule 5605. Pursuant to NI 52-110 (as implemented by the Canadian Securities Administrators and as amended from time to time), a director is considered to be "independent" if he or she has no direct or indirect "material relationship" with the Company which is a relationship that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Notwithstanding the foregoing, a director shall be considered to have a "material relationship" with the Company if he or she falls in one of the categories listed in Schedule A attached hereto.

Subject to an applicable exemption available under NI 52-110, all members of the Audit Committee must, to the satisfaction of the Board of Directors, be "financially literate" within the meaning of NI 52-110. NI 52-110 provides that a director will be considered "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

A1

At least one member shall meet the requirements of an Audit Committee Financial Expert as set forth in Item 407 of Regulation S-K of the Exchange Act.

Each member will have, to the satisfaction of the Board, sufficient skills and/or experience as are relevant and will be of contribution to the carrying out of the mandate of the Committee.

Appointment and Term of Office

Each member of the Committee and the Chair of the Committee shall be appointed from and by the Board of Directors, on the recommendation of the Corporate Governance and Nominating Committee, at the time of each annual meeting of the shareholders of the Company, and shall hold office until the next annual meeting.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee upon ceasing to be a director.

The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their powers so long as a quorum remains in office.

Meetings

The Committee is to meet at least four times annually (and more frequently if circumstances require). The Audit Committee is to meet prior to filing the quarterly financial statements in order to review and discuss the unaudited financial results for the preceding quarter and the related management's discussion and analysis ("MD&A") and is to meet prior to filing the annual audited financial statements and MD&A in order to review and discuss the audited financial results for the year and related MD&A.

The Audit Committee will meet periodically with management and the external auditors in separate sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. The Audit Committee shall meet with the external auditors in a separate session at each regularly scheduled meeting of the Committee at which such auditors are present.

A quorum for the transaction of business at any meeting of the Committee is the presence in person or via tele-conference or video-conference of a simple majority of the total number of members of the Committee. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, the quorum for the adjourned meeting will consist of the members then present.

Meetings of the Committee shall be held from time to time and at such place as the Committee or the Chair of the Committee may determine, within or outside Canada, upon not less than 48 hours' prior notice to each of the members.
A2

Meetings of the Committee may be held without 48 hours' prior notice if all of the members entitled to vote at such meeting who do not attend, waive notice of the meeting and, for the purpose of such meeting, the presence of a member at such meeting shall constitute waiver on his or her part. Any member of the Committee or the Chairman of the Board shall be entitled to request that the Chair of the Committee call a meeting. A notice of a meeting of the Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.  Members of the Committee may attend meetings of the Committee by tele-conference or video-conference.

The Committee shall keep minutes of its meetings which shall be submitted to the Board of Directors. The Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

The Committee shall meet in camera, without management, at each meeting of the Committee, and otherwise as considered appropriate by the members of the Committee. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Chair of the Committee.

Duties and Responsibilities

To fulfill its duties and responsibilities, the Audit Committee shall evaluate and make recommendations to the Board, or have the authority to approve, as appropriate, with respect to the following matters:

1.	General Responsibilities

a.	Create and maintain a Committee plan for the year.

b.
Review and assess this Charter at least annually, prepare revisions to its provisions as conditions dictate, and refer its assessment and any proposed revisions to the Corporate Governance and Nominating Committee or the Board.

c.	Report and make recommendations periodically to the Board on the matters covered by this Charter.

d.	Perform any other activities consistent with this Charter, the Company's Articles and By- Laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

2.	Financial Reporting

a.	Recommend, to the Board, for approval:

i.	the Company's annual and interim financial statements and related MD&A;

ii.
all other financial statements that require approval by the Board, including financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities; and

iii.	financial information for use in press releases, including annual and interim profit or loss press releases, prior to their publication and/or filing with any governmental body and/or release.

A3

b.	Notwithstanding, part (a), approve:

i.	the Company's interim financial statements and related MD&A; and

ii.	financial information for use in press releases related to interim profit or loss press releases, prior to their publication and/or filing with any governmental body and/or release.

c.
Overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

d.
Before the release of financial statements and related disclosures to the public, obtain confirmation from the CEO and CFO as to the matters addressed in the certifications required by the securities regulatory authorities.

e.	Review any litigation, claim or other contingency that could have a material effect on the financial statements.

f.
Review the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting.

g.
Review the status of significant accounting estimates and judgments and special issues (e.g., major transactions, changes in the selection or application of accounting policies, off- balance sheet items, effect of regulatory and financial initiatives).

h.	Review and approve, if appropriate, major changes to the Company's accounting principles and practices as suggested by management with the concurrence of the external auditors.

3.	External Auditor

a.	Responsible for (i) the selection of the external auditors, considering independence and effectiveness; and (ii) the fees and other compensation to be paid to the external auditors.

b.	Require, in accordance with applicable law, that the external auditors report directly to the Audit Committee.

c.
Review the annual audit plan with the external auditors and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditors in a manner consistent with NI 52-110.

d.	Oversee the work and review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

e.	Monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors.

f.
Discuss with the external auditor any (i) difference of opinion with management on material auditing or accounting issues, and (ii) any audit problems or difficulties experienced by the external audit in performing the audit. Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.

g.
Periodically consult with the external auditors without management present about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the completeness and accuracy of the Company's financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

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h.	Review and discuss, on an annual basis, with the external auditors all significant relationships they have with the Company to determine their independence.

i.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Company's external auditors.

j.
Consider any matter required to be communicated to the Audit Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the auditor's report to the Audit Committee (and management's response thereto).

4.	Monitoring Financial Matters, Internal Controls, Management Systems and Disclosure Controls

a.
Oversee management's review of the adequacy of the Company's accounting and financial reporting systems, including with respect to the integrity and quality of the Company's financial statements and other financial information.

b.
Oversee management's review of the adequacy of the Company's internal controls and management systems to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records.

c.
In consultation with the Corporate Governance and Nominating Committee, oversee management's disclosure controls and procedures regarding the Company's financial information to confirm that the Company's financial information that is required to be disclosed under applicable law or stock exchange rules is disclosed.

d.	Review any special audit steps adopted in light of material control deficiencies.

5.	Risk Management

a.
Review management's assessment and management of financial risk, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.

6.	Code of Conduct

a.
Recommend to the Board any significant changes to the Code, monitor compliance with the Code and ensure that management has established a system to enforce the Code. Review appropriateness of actions taken to ensure compliance with the Code and review the results of confirmations and violations thereof.

b.
Oversee procedures in the Code for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

c.	Approve any waiver from compliance with the Code for directors and executive officers, promptly report any such waiver to the Board, and ensure appropriate disclosure of any such waiver.

Each of which shall be conducted with the Corporate Governance and Nominating Committee.

7.	Related Party Transactions

a.
Review and pre-approve all proposed related party transactions and situations involving a potential or actual conflict of interest involving a director, member of executive management, or affiliate, that are not required to be dealt with by an "independent committee" pursuant to securities laws, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice.

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8.	Financial Legal Compliance

a.
Review management's monitoring of the Company's systems in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

b.	Review with legal counsel any legal matters that could have a significant effect on the Company's financial statements.

c.
Review with legal counsel the Company's compliance with applicable law and inquiries received from regulators and governmental agencies to the extent they may have a material impact on the financial position of the Company.

9.	Expense Accounts and Management Perquisites

a.
Recommend to the Board policies and procedures with respect to directors' and executive management's expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditors.

10.	Succession Planning

a.	Consult with the Compensation Committee and Corporate Governance and Nominating Committee on succession planning for the directors and executive management.

11.	Disclosure of Audit Committee Function

a.
Oversee the preparation of, and recommend to the Board, the disclosure of the Audit Committee's composition and responsibilities and how they were discharged as required to be published annually in the Company's management information circular or annual information form pursuant to applicable law (including NI 52-110).

b.	Approve any other significant information relating to matters within this Charter contained in the Company's disclosure documents.

12.	Legal Compliance

a.	Oversee management's compliance with laws with respect to the audit function, and recommend to the Board any changes to the Company's practices in these areas.

b.	Satisfy itself that management monitors significant trends in the area of financial reporting, and evaluates their impact on the Company.

The foregoing list is not exhaustive. The Audit Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its responsibilities and duties.
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Responsibilities of Committee Chair

The primary responsibility of the Chair of the Audit Committee is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling this Charter and any other matters delegated to it by the Board. To that end, the Committee Chair's duties, authorities and responsibilities shall include:

a.	Working with the Board Chair, the Chief Executive Officer and the Corporate Secretary to establish the frequency of Committee meetings and the agendas for such meetings.

b.	Providing leadership to the Committee and presiding over Committee meetings.

c.	Facilitating the flow of information to and from the Committee and fostering an environment in which the Committee members may ask questions and express their viewpoints.

d.	Reporting to the Board with respect to the significant activities of the Committee and any recommendations made by the Committee.

e.	Annually assess the effectiveness of the Committee, soliciting input from all Committee members.

f.
Pre-approve audit and non-audit services not already included in the Committee pre-approved audit plan, with any such decisions to be presented to the full Committee at its next regularly scheduled meeting.

g.	Taking such other steps as are reasonably required to ensure that the Committee carries out this Charter.

h.	Carry out any other duties and responsibilities delegated by the Committee or assigned by the Board.

Other Organizational Matters

The members and the Chair of the Committee shall be entitled to receive remuneration for acting in such capacity as the Board may from time to time determine.

a.	The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:

i.	engage, select, retain, terminate, set and approve the fees and other compensation and other retention terms of special or independent counsel, accountants or other advisors, as it deems appropriate;

ii.	obtain appropriate funding to pay, or approve the payment of, such approved fees, at the expense of the Company; and

iii.	communicate directly with the internal and external auditors.

The Committee shall have full access to books, records, facilities, and personnel of the Company, as it deems necessary to carry out its duties.

The Committee's performance shall be evaluated annually, in accordance with a process developed by the Corporate Governance and Nominating Committee and approved by the Board, and results of that evaluation shall be reported to the Corporate Governance and Nominating Committee and to the Board.

Last reviewed and approved by the Board of Directors: Dec 2020
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SCHEDULE A-1

MATERIAL RELATIONSHIP

I. Material Relationships

1.	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

2.
For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

3.	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

c.	an individual who:

i.	is a partner of a firm that is the issuer's internal or external auditor,

ii.	is an employee of that firm, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the issuer's internal or external auditor,

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

e.
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

f.
an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.

4.	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

a.	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

b.	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

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5.
For the purposes of clauses (3) (c) and (3) (d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of clause (3) (t), direct compensation does not include:

a.	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

b.
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

7.	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

a.	has previously acted as an interim chief executive officer of the issuer, or

b.	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

8.	For the purpose of this section I, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

ll. Additional Independence Requirements

1.	Despite any determination made under section I, an individual who

a.
accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b.	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

2.	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

a.	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

b.
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

3.
For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

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